UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of November 2026
Commission File Number 001-33161
NORTH AMERICAN CONSTRUCTION GROUP LTD.
27287 - 100 Avenue
Acheson, Alberta T7X 6H8
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

No.	Documents and Exhibit Index

Management’s Discussion and Analysis for the three and nine months ended September 30, 2026.

Interim consolidated financial statements of North American Construction Group Ltd. for the three and nine months ended September 30, 2026.

99.1	North American Construction Group Ltd. Announces Results for the Third Quarter Ending September 30, 2026.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN CONSTRUCTION GROUP LTD.

By:	/s/ Jason Veenstra
Name:	Jason Veenstra
Title:	Chief Financial Officer
Date: November 4, 2026

NORTH AMERICAN CONSTRUCTION GROUP LTD.

2026 THIRD QUARTER REPORT

HERCULES
RD402
RD402
LIEBHERR
264

NORTH AMERICAN CONSTRUCTION GROUP

EVERYONE GETS HOME SAFE

Letter to Shareholders
To my fellow shareholders,
North American Construction Group enters the final quarter of 2026 with a larger, more diversified business, contractual backlog above $3.2 billion and clear opportunities to improve returns from the assets and capabilities we have built. Third-quarter revenue remained near our quarterly record of $450 million, underpinning our raised full-year revenue outlook, while adjusted EBITDA edged up to $100 million. Our core businesses performed broadly in line with the second quarter, but with that below the improvements we had anticipated. The opportunity ahead remains compelling, and our focus is on converting that opportunity into more consistent execution, stronger margins and free cash flow.
The progress across our mining businesses gives us confidence in the path ahead. In Australia, IMC is strengthening our foundation for growth in Western Australia. Its new eight-bay workshop adds capacity to serve regional demand and advance our asset rebuild strategy, while integration and commissioning of its expanded fleet are priorities as we position the business for greater operating scale. Performance remains broadly in line with the expectations we had during the acquisition, with further potential to improve productivity and returns as we realize the full benefit of the integration. Building on workforce improvements implemented in the second half of 2025, we are further optimizing the labour mix in Australia and reducing discretionary operating costs following significant growth in Queensland, while fully maintaining customer requirements. These initiatives support stronger performance for IMC and MacKellar in 2027 as we continue building a Tier 1 platform.
In Canada, we are already seeing tangible benefits from the fleet optimization measures discussed in our second-quarter update. We are building on these benefits with a focus on mechanical availability and reliability in the oil sands to convert stronger demand into better utilization and returns. The five-year ML Northern award provides a meaningful base of work and potential to expand into adjacent heavy equipment services. Nuna is also extending its reach through growing scopes in northern Canada and recent awards in Ontario and Yukon, positioning the business for larger follow-on opportunities within the important Nation building and infrastructure efforts.
Fargo was a significant disappointment this quarter. A 9% cost overrun increase communicated late in the project life cycle reinforces the importance to us of retaining operational control in our joint ventures. The project is now in excess of 98% physically complete but that does not diminish the financial impact. We have already applied the lessons from Fargo to our approach to project selection and operating structures, focusing on scopes where we can control execution and apply our core earthworks expertise.
Beyond the work already secured, our identified opportunity pipeline now exceeds $14 billion, including $3.8 billion in active bids broadly balanced between Australia and North America. Awards are expected through the remainder of 2026 and into early 2027. This breadth gives us room to be more selective, concentrating on work that fits our operating strengths and offers attractive risk-adjusted returns.
Our fourth-quarter focus is finishing 2026 strong by executing the work in hand and improving fleet performance. As we welcome our new CEO, we are focused on an orderly transition that preserves continuity in strategy and customer relationships, positioning Brad Rogers to focus on converting earnings into free cash flow to support deleveraging and disciplined investment in profitable growth.
I am proud of the capabilities our teams have built. We have work to do to deliver the full benefit of those investments, but our contractual backlog, operating initiatives and growth pipeline give us confidence in our ability to finish the year strong and build momentum into 2027.
Thank you for your continued support.
Sincerely,
Barry Palmer
President & Chief Executive Officer
November 4, 2026

i

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2026
November 4, 2026
The following Management’s Discussion and Analysis ("MD&A") is as of November 4, 2026, and should be read in conjunction with the attached unaudited interim consolidated financial statements and notes that follow for the three and nine months ended September 30, 2026, the audited consolidated financial statements and notes for the year ended December 31, 2025, and our annual MD&A for the year ended December 31, 2025.
All financial statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators' SEDAR+ system at www.sedarplus.com, the US Securities and Exchange Commission's website at www.sec.gov and our Company website at www.nacg.ca.
A non-GAAP financial measure is generally defined by securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. Non-GAAP financial measures do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. In our MD&A, we use non-GAAP financial measures such as "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin", "adjusted EPS", "adjusted net earnings", "backlog", "capital additions", "capital expenditures, net", "capital inventory", "cash liquidity", "cash provided by operating activities prior to change in working capital", "cash related interest expense", "combined backlog", "combined gross profit", "combined gross profit margin", "equity investment depreciation and amortization", "equity investment EBIT", "equity method investment backlog", "free cash flow", "general and administrative expenses (excluding stock-based compensation)", "growth capital", "growth capital additions", "growth spending", "invested capital", "margin", "net debt", "net debt leverage", "senior-secured debt", "share of affiliate and joint venture capital additions", "sustaining capital", "total capital liquidity", and "total combined revenue". We also use supplementary financial measures such as "gross profit margin" and "total net working capital (excluding cash and current portion of long-term debt)" in our MD&A. We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements. A summary of our non-GAAP measures is included below under the heading "Non-GAAP financial measures".

Management's Discussion and Analysis September 30, 2026	M-1	North American Construction Group Ltd.

OVERALL PERFORMANCE
Interim MD&A - Quarter 3 highlights

	Three months ended
(Expressed in thousands of Canadian Dollars, except per share amounts)	September 30,
	2026	2025	Change
Revenue	$413,276	$317,248	$96,028
Total combined revenue(i)	438,088	390,777	47,311

Gross profit	47,086	49,357	(2,271)
Gross profit margin(i)	11.4%	15.6%	(4.2)%

Combined gross profit(i)	51,562	56,780	(5,218)
Combined gross profit margin(i)(ii)	11.8%	14.5%	(2.7)%

Operating (loss) income	(6,048)	35,747	(41,795)

Adjusted EBITDA(i)	100,079	99,039	1,040
Adjusted EBITDA margin(i)(iii)	22.8%	25.3%	(2.5)%

Net (loss) income	(24,188)	17,296	(41,484)
Adjusted net earnings(i)	6,590	19,614	(13,024)

Cash provided by operating activities	47,166	91,824	(44,658)
Cash provided by operating activities prior to change in working capital(i)	51,890	72,294	(20,404)

Free cash flow(i)	(28,311)	45,670	(73,981)

Purchase of PPE	101,524	66,119	35,405
Sustaining capital additions(i)	76,523	46,977	29,546
Growth capital additions(i)	30,827	23,275	7,552

Basic net (loss) income per share	$(0.90)	$0.59	$(1.49)
Adjusted EPS(i)	$0.25	$0.66	$(0.41)
(i)See "Non-GAAP Financial Measures".
(ii)Combined gross profit margin is calculated using combined gross profit over total combined revenue.
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
In the third quarter of 2026, we delivered strong top-line growth, recording combined revenue of $438.1 million, a 12% increase compared to 2025 Q3. This $47.3 million increase was driven primarily by the addition of IMC, contributing $74.2 million of combined revenue. Our Canadian operations were up, increasing $15.5 million, driven by increased operational support scopes at the Syncrude and Millennium mines. When excluding the 797 haul truck fleet from 2025 Q3, which were disposed in 2025 Q4, this increase of over 20% on a like-for-like basis reflects the strong demand and improved equipment utilization in the oil sands region. Offsetting these increases was a decrease in our share of revenue from investments in affiliates and joint ventures of $48.7 million, mostly attributable to a joint venture relating to the Fargo-Moorhead Flood Diversion Project (the "Fargo Project") which is discussed in detail below.
Adjusted EBITDA margin was 22.8%, compared to 25.3% in the prior period, which includes IMC results, a less capital-intensive business than our Queensland and Canadian heavy construction and mining operations. IMC contributed $8.2 million of adjusted EBITDA in the quarter which correlates to adjusted EBITDA margin of 11.2%. Excluding IMC, adjusted EBITDA margin for the quarter was 25.2%, consistent with 2025 Q3.
Reported gross profit margin was 11.4%, compared to 15.6% in the prior year period. Combined gross profit margin decreased to 11.8% from 14.5% in 2025 Q3 but increased from 10.9% in 2026 Q2. Margin performance benefitted from improving equipment utilization in Canada but was impacted by additional costs incurred in Australia related to customer fleet availability issues at our largest site in Queensland and operational challenges from a pit wall failure in Western Australia. For clarity, this margin excludes the Fargo Project write-down, which is discussed below.
Free cash flow was an outflow of $28.3 million in 2026 Q3, compared to an inflow of $45.7 million in 2025 Q3, as the consistent cash generated from EBITDA was more than offset by sustaining capital spending of $76.5 million, cash interest of $20.5 million and a temporary working capital impact of $23.6 million in our core businesses. Australia sustaining capital spending of $40.8 million was consistent with 2026 Q2 and primarily incurred on major maintenance rebuilds and replacement fleet purchases for MacKellar. Sustaining capital in Canada of $35.7 million,

Management's Discussion and Analysis September 30, 2026	M-2	North American Construction Group Ltd.

up notably from 2026 Q2, was incurred in response to strong demand in the oil sands region and in direct support of achieving our equipment utilization targets.
Heavy Equipment - Australia commentary
The Heavy Equipment – Australia segment recorded revenue of $267.8 million in 2026 Q3, up $79.3 million, or approximately 42%, from $188.5 million in 2025 Q3. The majority of this increase reflects the addition of IMC, acquired in 2026 Q2, which contributed $73.4 million of reported revenue in the quarter.
Gross profit decreased to $32.0 million, from $36.8 million in 2025 Q3, a decrease of $4.7 million, or approximately 13%. Gross profit margin declined to 12.0% from 19.5%, primarily due to additional costs incurred to maintain customer fleet availability at a thermal coal mine in Queensland and operational inefficiencies at a lithium mine in Western Australia caused by a pit wall failure which occurred during the quarter.
Heavy Equipment - Canada commentary
The Heavy Equipment – Canada segment reported revenue of $141.2 million in 2026 Q3, compared to $125.7 million in 2025 Q3, an increase of $15.5 million, or approximately 12%. The primary driver of the increase was higher demand for operational support at Syncrude and the Millennium mine.
Gross profit increased to $13.5 million from $11.4 million in 2025 Q3, an increase of $2.1 million, or approximately 18%. Gross profit margin increased to 9.5% from 9.0%, primarily reflecting an increase in utilization of the fleet generating more output from a materially leaner fleet. Depreciation as a percentage of revenue was generally consistent at 19.1% compared to 20.7% in the prior period.
Fargo-Moorhead Flood Diversion commentary
In early October, ASN Constructors (“ASN”), in which we hold a 30% ownership interest and which is responsible for construction of the Fargo Project, provided us with financial information as at September 30, 2026, which were premised on a recently revised project forecast. The revised forecast increased estimated total project costs by approximately $150.0 million on a 100%-basis, or $45.0 million attributable to our 30% interest, and represented a net increase of 9.0% over the previous estimate, resulting in a contract loss position. The forecast was approved by ASN’s executive committee and deemed the final construction estimate, as the project is in excess of 98% physically complete. The cost increases were the primary contributors to the $49.9 million project loss incurred in the third quarter. This adjustment was offset by the reversal of previously accrued general and administrative charges from the joint venture partners of $29.6 million within ASN's results. This reversal has been reflected as a corresponding increase in our reported general and administrative expenses. ASN, together with the Red River Valley Alliance, is engaged in discussions with the customer, the Metro Flood Diversion Authority, regarding mutually beneficial remedies to address the cost increases. No amounts in respect of these potential remedies have been reflected in our financial statements. We are committed to pursuing all legal and commercial avenues to recover the cost increases that have been incurred in completing this project.
For the third quarter of 2026, we have excluded the non-recurring, non-cash project loss from adjusted earnings given it primarily is the result of activities outside of our direction and control. The project is considered legacy in nature as it is outside of our core operations and is in excess of 98% physically complete. In addition, we will only enter future joint venture arrangements which provide operational control.
As reported and reflected in the table below, our adjusted EBITDA metric included $1.1 million of profit generated for the nine months from October 1, 2025 to June 30, 2026. Our twelve-month trailing adjusted EBITDA of $370.7 million compares with $369.5 million excluding this project. For clarity, we will exclude any future cost recoveries related to the project from adjusted results.

	Q3 2026	Q2 2026	Q1 2026	Q4 2025	TTM
Adjusted EBITDA as reported	$100,079	$93,467	$99,472	$77,643	$370,661
Fargo Project	—	4,244	3,755	(6,877)	1,122
Adjusted EBITDA excluding Fargo Project	$100,079	$89,223	$95,717	$84,520	$369,539

Management's Discussion and Analysis September 30, 2026	M-3	North American Construction Group Ltd.

Consolidated commentary
Combined revenue for the quarter was $438.1 million, representing an increase of $47.3 million (12%) compared to $390.8 million in 2025 Q3. The year-over-year growth was mostly attributable to the acquisition of IMC which contributed $74.2 million of combined revenue in the quarter. Excluding this contribution from IMC, combined revenue from Australia increased 3% and Canada combined revenue increased 12% as discussed above.
Our share of revenue from equity-consolidated joint ventures decreased by a net $48.7 million, with the primary driver of this decline being the legacy Fargo Project.
Combined gross profit for the quarter was $51.6 million, down from $56.8 million in 2025 Q3, with the combined gross profit margin decreasing to 11.8% from 14.5% in the prior year period. The year-over-year decrease was driven mainly by the impact from the Fargo Project.
General and administrative expenses, excluding stock-based compensation, were $49.8 million in 2026 Q3, up from $13.0 million in 2025 Q3. The $36.8 million year-over-year increase was driven by the reversal of $29.6 million of general and administrative reimbursements from ASN due to the impacts of the loss incurred on the Fargo Project as well as acquisition-related costs. Normalizing for these costs, G&A expenses as a percentage of revenue was 4.6% for the quarter.
Adjusted EBITDA for the third quarter of 2026 totaled $100.1 million, up from $99.0 million in the third quarter of 2025. Adjusted EBITDA margin declined from 25.3% in 2025 Q3 to 22.8% in 2026 Q3 reflecting the impact of IMC's 11.2% adjusted EBITDA margin. Excluding the contribution from IMC, our business maintained a margin consistent with the prior period.
Depreciation expense for 2026 Q3 was $66.2 million, or 16.0% of revenue, compared to $49.9 million, or 15.7% of revenue, in 2025 Q3. The $16.4 million increase was attributable to the inclusion of IMC, which contributed $4.8 million of depreciation in the quarter, and higher depreciation of major equipment components at MacKellar.
Adjusted net earnings for 2026 Q3 were $6.6 million, or $0.25 of adjusted EPS, a decrease compared to $19.6 million, or $0.66 of adjusted EPS, in 2025 Q3. The year-over-year decrease was primarily driven by consistent gross profit being offset with higher general and administrative costs from the increased scale of the business and increased interest expense from acquisition-related debt.
SIGNIFICANT BUSINESS EVENTS
Award of Five-Year Heavy Equipment Services Contract in the Canadian Oil Sands Region
On July 8, 2026, we announced that our wholly-owned subsidiary ML Northern Services Ltd. ("ML Northern") had been awarded a five-year heavy equipment services contract with a major Canadian oil sands customer. The contract will service the customer’s fleet of ultra-class and other large mining equipment by supplying the customer with mobile fuel services across their various mine sites. The contract commenced September 30, 2026, has an expiry date of July 5, 2031, and added $135 million to the Company’s contractual backlog.
Issuance of 7.00% Senior Unsecured Notes
On June 16, 2026, we closed our private placement of $200 million aggregate principal amount of 7.00% Senior Unsecured Notes due June 16, 2031. The notes accrue interest at the rate of 7.00% per annum, payable semi-annually in arrears on June 16 and December 16 each year, commencing on December 16, 2026. We utilized the net proceeds of the Offering to repay indebtedness under our existing Credit Agreement, and for general corporate purposes.
Acquisition of Iron Mine Contracting
On April 7, 2026, we completed the acquisition of Iron Mine Contracting ("IMC"), comprising DCL Corp Pty Ltd. and Iron Hire Pty Ltd., a privately owned diversified mining services contractor operating in Western Australia, pursuant to a Share Purchase Agreement dated December 18, 2025.
The acquisition extends our geographic footprint into the Western Australian mining market, adding an established client base with exposure to base metals, precious metals, and critical and rare earth minerals, while strengthening our Australian segment's service capabilities.

Management's Discussion and Analysis September 30, 2026	M-4	North American Construction Group Ltd.

Total consideration was $68.0 million, structured as follows:

April 7, 2026
Cash consideration	$42,283
Earn-out at estimated fair value	13,548
Seller takeback consideration	12,200
Total consideration transferred	$68,031
The upfront cash payment was funded through our revolving credit facility. The $12.2 million seller takeback is payable in seven equal installments from June 30, 2026 through June 30, 2029. The $13.5 million contingent earn-out is measured over eight six-month periods from January 1, 2026 to December 31, 2029, with final payment due March 31, 2030. We also assumed $52.1 million of secured third-party equipment financing obligations, bringing the total purchase price to $120.2 million.
A third-party specialist was engaged to determine fair values at the acquisition date. Property, plant and equipment was valued using cost and market-based approaches. Acquired assets and assumed liabilities were recorded at preliminary fair values as of the acquisition date. Any measurement period adjustments will be recognized retrospectively as of the acquisition date, with corresponding adjustments to goodwill where applicable. Goodwill is not deductible for tax purposes.
The preliminary purchase price allocation identified $10.2 million of intangible assets and $18.8 million of provisional goodwill, reflecting IMC's geographic presence, market access, and growth opportunities in Western Australia. These values compare to $20.0 million and $25.5 million, respectively, as at June 30, 2026. Contract claim resolution and operational performance during the third quarter impacted estimates and lowered both purchase price allocations.
Acquisition-related costs of $0.9 million and $3.8 million were incurred in the three and nine months ended September 30, 2026, respectively ($0.5 million in 2025 Q4), and are included in general and administrative expenses. Additional integration costs are expected in the second half of 2026.
Pursuant to the Purchase Agreement, we are entitled to the economic benefits of IMC's operations beginning January 1, 2026. In accordance with US GAAP, however, IMC's pre-closing results (January 1 – April 6, 2026) are excluded from our consolidated financial statements and are instead reflected in the opening balance sheet. Because we benefited economically from earnings generated during this pre-closing period, we have included these amounts as a non-GAAP adjustment in our total combined revenue, gross profit, adjusted net earnings, adjusted EBIT, and adjusted EBITDA for illustrative purposes. It should be noted that the purchase price was not affected by the timing of the April 7th closing date. The table below summarizes IMC's financial results for the current year periods.

	Three months ended September 30, 2026			Nine months ended September 30, 2026
	Consolidated results	Economic benefit (ii)	Total results	Consolidated results	Economic benefit (ii)	Total results
Revenue	$73,406	$—	$73,406	$158,052	$70,096	$228,148
Gross profit	$8,372	$—	$8,372	$18,920	$10,932	$29,852
Gross profit margin(i)	11.4%	—%	11.4%	12.0%	15.6%	13.1%
Net income	3,163	—	3,163	8,277	2,294	10,571
Adjusted EBIT(i)	$3,462	$—	$3,462	$11,433	$4,020	$15,453
Adjusted EBIT margin(i)	4.7%	—%	4.7%	7.2%	5.7%	6.8%
Adjusted EBITDA(i)	$8,207	$—	$8,207	$20,809	$8,737	$29,546
Adjusted EBITDA margin(i)	11.2%	—%	11.2%	13.2%	12.5%	13.0%
(i)See "Non-GAAP Financial Measures".
(ii)Economic benefit represents our entitlement to IMC's pre-closing results from January 1 to April 6, 2026.
Expansion of Key Contract in Queensland Australia
On April 21, 2026, we announced that MacKellar has amended and expanded its existing five-year contract with a leading metallurgical coal producer in Queensland, Australia. The original contract, announced in August 2024, transitioned equipment from dry rental arrangements to fully maintained fleets and included the construction of an on-site maintenance facility. The contract commenced May 1, 2026, retained the original expiry date of September 30, 2029, and qualified as contractual backlog based on minimum hour commitments. The expanded scopes encompass additional fully maintained equipment and related services, which generated $125 million in incremental revenue and increased MacKellar’s operational presence at the mine site by approximately 50%.

Management's Discussion and Analysis September 30, 2026	M-5	North American Construction Group Ltd.

Changes in Leadership
On September 10, 2026, we announced the appointment of Brad Rogers as President and Chief Executive Officer of NACG, effective December 1, 2026. Mr. Rogers brings more than 30 years' experience across mining, mining services, industrial services, engineering, infrastructure development and corporate finance. His career combines operational leadership with deep expertise in corporate strategy, mergers and acquisitions, capital allocation, business development, investor relations and organizational transformation.
In early November, Mark Ruston agreed to assume the role of Managing Director of MacKellar, effective November 16, 2026. Mr. Ruston brings over 35 years’ experience in mining, both domestically and internationally. Throughout his career, he has held senior leadership roles with organizations including Thiess, Golding and Newcrest. Mark's depth of operational knowledge, strategic leadership experience and strong industry credentials position him well to lead MacKellar into its next chapter of growth and success.
Effective August 10, 2026, Chris McNeil joined NACG as Vice President, Asset Management. Mr. McNeil brings more than 25 years of industry experience, most recently as Vice President, Equipment Shops & Yards at Graham Construction, and previously held progressive leadership roles with NACG, including Director of Fleet Management.
Effective July 10, 2026, Stuart Arndell retired as Vice President, Asset Management. During his tenure with NACG, Mr. Arndell oversaw the Group's asset management function, including asset strategy, lifecycle planning and execution, component and inventory control, data analytics, and asset performance.
Effective January 21, 2026, Joe Lambert resigned as President and Chief Executive Officer of NACG. Our Chief Operating Officer, Barry Palmer, assumed the role on an interim basis.

Management's Discussion and Analysis September 30, 2026	M-6	North American Construction Group Ltd.

FINANCIAL HIGHLIGHTS
Three and nine months ended September 30, 2026 results

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands, except per share amounts)	2026	2025	2026	2025
Revenue	$413,276	$317,248	$1,133,458	$978,715
Cost of sales	299,943	218,033	818,437	690,554
Depreciation and amortization	66,247	49,858	183,498	166,173
Gross profit	$47,086	$49,357	$131,523	$121,988
Gross profit margin(i)	11.4%	15.6%	11.6%	12.5%

Total combined revenue(i)	438,088	390,777	1,316,693	1,152,569
Combined gross profit(i)	51,562	56,780	157,327	132,771
Combined gross profit margin(i)	11.8%	14.5%	11.9%	11.5%

Operating (loss) income	(6,048)	35,747	36,374	89,118
Interest expense, net	21,288	15,265	56,858	42,904
Net (loss) income	(24,188)	17,296	(9,258)	33,709
Comprehensive (loss) income	(20,345)	28,449	29,552	44,781

Adjusted EBITDA(i)	100,079	99,039	293,018	278,928
Adjusted EBITDA margin(i)(ii)	22.8%	25.3%	22.3%	24.2%

Free cash flow(i)	(28,311)	45,670	(1,037)	3,719

Per share information
Basic net (loss) income per share	$(0.90)	$0.59	$(0.34)	$1.17
Diluted net (loss) income per share	$(0.90)	$0.56	$(0.34)	$1.11
Adjusted EPS(i)	$0.25	$0.66	$0.94	$1.21
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Reconciliation of total reported revenue to total combined revenue

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2026	2025	2026	2025
Revenue from wholly-owned entities per financial statements	$413,276	$317,248	$1,133,458	$978,715
Share of revenue from investments in affiliates and joint ventures	92,679	134,946	308,122	392,686
IMC economic benefit - revenue	—	—	70,096	—
Elimination of joint venture subcontract revenue	(67,867)	(61,417)	(194,983)	(218,832)
Total combined revenue(i)	$438,088	$390,777	$1,316,693	$1,152,569
(i)See "Non-GAAP Financial Measures".
Reconciliation of reported gross profit to combined gross profit

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2026	2025	2026	2025
Gross profit from wholly-owned entities per financial statements	$47,086	$49,357	$131,523	$121,988
Share of gross (loss) profit from investments in affiliates and joint ventures	(45,376)	7,423	(34,980)	10,783
IMC economic benefit - gross profit(ii)	—	—	10,932	—
Equity investment loss on legacy project	49,852	—	49,852	—
Combined gross profit(i)	$51,562	$56,780	$157,327	$132,771
Combined gross profit margin(i)	11.8%	14.5%	11.9%	11.5%

(i)See "Non-GAAP Financial Measures".
(ii)Economic benefit represents our entitlement to IMC's pre-closing results from January 1 to April 6, 2026.

Management's Discussion and Analysis September 30, 2026	M-7	North American Construction Group Ltd.

Reconciliation of net (loss) income to adjusted net earnings, adjusted EBIT, and adjusted EBITDA

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2026	2025	2026	2025
Net (loss) income	$(24,188)	$17,296	$(9,258)	$33,709
Adjustments:
Stock-based compensation expense (benefit)	970	(156)	3,838	(2,600)
Amortization of acquisition related intangible assets	716	239	716	239
Loss (gain) on disposal of property, plant and equipment	2,326	740	3,586	(344)
Equity investment (gain) loss on disposal of property, plant and equipment	(69)	(44)	(165)	113
Equity investment loss on legacy project	49,852	—	49,852	—
Equity investment loss on derivative financial instruments	236	855	1,036	2,766
Unrealized foreign exchange (gain) loss	(1,007)	845	482	689
Change in FV of contingent obligations - estimate adjustments	(20,029)	(2,771)	(36,405)	(21,573)
Loss on derivative financial instruments	1,434	1,684	2,184	9,346
IMC economic benefit - net income	—	—	2,307	—
IMC acquisition and integration costs	872	—	3,983	—
Canadian organizational realignment costs	450	—	6,200	—
Depreciation expense relating to early component failures	—	—	—	4,274
Post-acquisition asset relocation and integration costs	—	—	—	1,640
Tax effect of the above items	(4,973)	926	(3,145)	6,663
Adjusted net earnings(i)	6,590	19,614	25,211	34,922
Adjustments:
Tax effect of the above items	4,973	(926)	3,145	(6,663)
Income tax (recovery) expense	(3,355)	6,229	4,684	16,244
Equity investment EBIT(i)	(17,661)	5,734	(11,963)	3,830
Equity loss (earnings) in affiliates and joint ventures	18,144	(5,232)	13,275	(3,382)
Change in FV of contingent obligations - interest accretion	658	3,276	5,036	11,870
IMC economic benefit - interest and tax expense	—	—	1,737	—
Interest expense, net	21,288	15,265	56,858	42,904
Adjusted EBIT(i)	30,637	43,960	97,983	99,725
Adjustments:
Depreciation and amortization of non-acquisition related intangible assets	65,531	49,619	182,782	165,934
Equity investment depreciation and amortization	3,911	5,460	10,492	17,543
IMC economic benefit - depreciation and amortization	—	—	4,832	—
Write-down expense relating to Canadian organizational realignment costs	—	—	(3,071)	—
Depreciation expense relating to early component failures	—	—	—	(4,274)
Adjusted EBITDA(i)	$100,079	$99,039	$293,018	$278,928
Adjusted EBITDA margin(i)(ii)	22.8%	25.3%	22.3%	24.2%
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Reconciliation of equity (loss) earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
Equity (loss) earnings in affiliates and joint ventures	$(18,144)	$5,232	$(13,275)	$3,382
Adjustments:
Income tax (benefit) expense	(66)	431	(159)	223
Interest expense, net	549	71	1,471	225
Equity investment EBIT(i)	$(17,661)	$5,734	$(11,963)	$3,830
(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis September 30, 2026	M-8	North American Construction Group Ltd.

Analysis of three and nine months ended September 30, 2026 results
Revenue
A breakdown of revenue by reportable segment is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
Heavy Equipment - Australia	$267,804	$188,531	$730,536	$514,372
Heavy Equipment - Canada	141,241	125,695	394,690	451,169
Other	4,392	3,082	8,909	17,431
Eliminations	(161)	(60)	(677)	(4,257)
	$413,276	$317,248	$1,133,458	$978,715
A breakdown of revenue by source is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
Operations support services	$348,509	$282,996	$982,599	$882,676
Construction services	55,401	26,463	131,449	67,678
Equipment and component sales	9,366	7,789	19,410	28,361
	$413,276	$317,248	$1,133,458	$978,715
For the three months ended September 30, 2026, revenue was $413.3 million, up $96.0 million from $317.2 million in the same period last year. The year-over-year increase was driven by strong growth in the Heavy Equipment – Australia segment, which generated $267.8 million, an increase of $79.3 million over the prior year quarter. This growth primarily reflects the inclusion of IMC revenue in the amount of $73.4 million, along with strong execution on existing MacKellar projects, benefiting from prior-year growth asset investments, as well as favourable foreign exchange translation rates. Revenue in the Heavy Equipment - Canada segment increased by $15.5 million to $141.2 million, primarily driven by higher demand for operational support at Syncrude and the Millennium mine.
For the nine months ended September 30, 2026, revenue was $1,133.5 million, up $154.7 million from $978.7 million in the same period last year. The Heavy Equipment – Australia segment was again the primary driver of the increase, with revenue rising $216.2 million to $730.5 million, reflecting the same factors that contributed to the strong Q3 performance. This was partially offset by a $56.5 million decline in Heavy Equipment – Canada revenue to $394.7 million, reflecting the impact of the 2025 Q4 divestiture of the 797 fleet.
Gross profit and cost of sales
A breakdown of gross profit and gross profit margin by reportable segment is as follows:

	Three months ended				Nine months ended
	September 30,				September 30,
	2026		2025		2026		2025
Heavy Equipment - Australia	$32,045	12.0%	$36,762	19.5%	$99,842	13.7%	$87,182	16.9%
Heavy Equipment - Canada	13,474	9.5%	11,373	9.0%	29,327	7.4%	26,920	6.0%
Other	1,284	29.2%	1,449	47.0%	3,294	37.0%	5,635	32.3%
Eliminations	283		(227)		(940)		2,251
	$47,086	11.4%	$49,357	15.6%	$131,523	11.6%	$121,988	12.5%

Management's Discussion and Analysis September 30, 2026	M-9	North American Construction Group Ltd.

A breakdown of cost of sales is as follows:

	Three months ended				Nine months ended
	September 30,				September 30,
	2026		2025		2026		2025
Salaries, wages and benefits	$141,670	34.3%	$97,762	30.8%	$384,855	34.0%	$291,337	29.8%
Repair parts and consumable supplies	57,343	13.9%	45,164	14.2%	165,639	14.6%	171,019	17.5%
Subcontractor services	50,783	12.3%	49,906	15.7%	151,578	13.4%	148,742	15.2%
Equipment and component sales	21,238	5.1%	12,825	4.0%	46,592	4.1%	41,105	4.2%
Third-party equipment rentals	21,377	5.2%	6,934	2.2%	49,077	4.3%	19,637	2.0%
Fuel	1,608	0.4%	2,186	0.7%	4,784	0.4%	6,906	0.7%
Other	5,924	1.4%	3,256	1.0%	15,912	1.4%	11,808	1.2%
	$299,943	72.6%	$218,033	68.7%	$818,437	72.2%	$690,554	70.6%
For the three months ended September 30, 2026, gross profit was $47.1 million, representing an 11.4% gross profit margin, compared with $49.4 million and a 15.6% margin in the same period last year. The year-over-year margin decline was primarily attributable to the Heavy Equipment - Australia segment, where gross profit margin decreased to 12.0% from 19.5% primarily due to additional costs incurred to ensure customer fleet availability in Queensland and operational challenges faced in Western Australia from a pit wall failure during the quarter at a key customer site (which, for clarity, does not expose us to liability but did impact our operational efficiency). In the Heavy Equipment - Canada segment, gross profit margin increased to 9.5% from 9.0%, primarily reflecting an increase in utilization of the fleet generating more output from a materially leaner fleet.
For the nine months ended September 30, 2026, gross profit was $131.5 million with an 11.6% gross profit margin, up from gross profit of $122.0 million with a 12.5% gross profit margin in the same period last year. The lower margin reflects factors noted above.
Depreciation and amortization
A breakdown of depreciation and amortization by reportable segment is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
Heavy Equipment - Australia	$39,494	$23,543	$96,178	$65,158
Heavy Equipment - Canada	26,990	26,009	86,334	103,374
Eliminations	(237)	306	986	(2,359)
	$66,247	$49,858	$183,498	$166,173
For the three months ended September 30, 2026, depreciation was $66.2 million, or 16.0% of revenue, compared to $49.9 million, or 15.7% of revenue, in the same period last year. In the Heavy Equipment - Australia segment, depreciation as a percentage of revenue increased to 14.7% from 12.5%, primarily reflecting the transfer of assets from capital work in progress to depreciable assets and increased capitalization of major equipment components at MacKellar. In the Heavy Equipment – Canada segment, depreciation as a percentage of revenue remained comparable at 19.1% in 2026 Q3, compared with 20.7% in 2025 Q3.
For the nine months ended September 30, 2026, depreciation was $183.5 million, or 16.2% of revenue, compared to $166.2 million, or 17.0% of revenue, in the same period last year. The improvement as a percentage of revenue was primarily attributable to the absence of $4.3 million in write-downs for early component failures that were recorded in the first quarter of the prior year, as well as the higher reliance on rental equipment at IMC noted above.
Operating income
For the three months ended September 30, 2026, operating income was a loss of $6.0 million, down $41.7 million from an income of $35.7 million in the same period last year. General and administrative ("G&A") expenses, excluding stock-based compensation expense, totaled $49.8 million, or 12.1% of revenue, compared to $13.0 million, or 4.1% of revenue, in the prior year. The year-over-year increase reflects the reversal of $29.6 million of previously recorded G&A reimbursements from ASN due to the revised project forecast. As well, the increase includes the addition of IMC's G&A cost base following the April 7, 2026 acquisition, which contributed approximately $5.1 million in the quarter, as well as $0.9 million in acquisition-related costs that are excluded from

Management's Discussion and Analysis September 30, 2026	M-10	North American Construction Group Ltd.

our adjusted net earnings, EBIT, and EBITDA metrics. Normalizing for the G&A reimbursement and acquisition-related costs, G&A expenses were 4.6% of revenue for the quarter. The G&A rate reflects our expected run rate, following ongoing investments in executive leadership and MacKellar's back office functions to support expanded operations.
For the nine months ended September 30, 2026, operating income was $36.4 million, down $52.7 million from $89.1 million in the same period last year. G&A expenses, excluding stock-based compensation expense, were $87.7 million, or 7.7% of revenue, compared to $35.8 million, or 3.7% of revenue, in the prior year. In addition to the ASN reimbursement and IMC-related G&A costs ($7.9 million for the nine months), the nine-month results include $4.0 million of acquisition-related costs and $6.2 million of Canadian organizational realignment charges, both of which are excluded from adjusted results. Normalizing for these items, G&A expenses would have been approximately 4.5% of revenue on a year-to-date basis.
Non-operating income and expense

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2026	2025	2026	2025
Total interest expense	$21,288	$15,265	$56,858	$42,904
Equity loss (earnings) in affiliates and joint ventures	18,144	(5,232)	13,275	(3,382)
Change in fair value of contingent obligations	(19,371)	505	(31,369)	(9,703)
Loss on derivative financial instruments	1,434	1,684	2,184	9,346
Income tax (benefit) expense	(3,355)	6,229	4,684	16,244
Interest expense

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2026	2025	2026	2025
Senior unsecured notes	$10,366	$4,395	$24,354	$7,309
Equipment financing	6,682	4,669	17,361	13,356
Credit Facility	2,943	4,287	11,395	16,019
Convertible debentures	—	693	674	2,668
Mortgage	223	230	673	695
Other interest expense	304	215	279	807
Cash interest expense	$20,518	$14,489	$54,736	$40,854
Amortization of debt premium on senior secured notes	(175)	—	(514)	—
Amortization of deferred financing costs	945	776	2,636	2,050
Total interest expense	$21,288	$15,265	$56,858	$42,904
For the three months ended September 30, 2026, total interest expense was $21.3 million, up from $15.3 million in the same period last year. The year-over-year increase was primarily driven by the issuance of senior unsecured notes, which contributed $10.4 million in interest expense during the quarter, compared to $4.4 million in the prior year. This increase was partially offset by the absence of convertible debenture interest, which was $nil in the current quarter compared to $0.7 million in the prior year period, as well as favourable net other interest income of $0.3 million in the current quarter compared to $0.2 million of expense in the prior year.
For the nine months ended September 30, 2026, total interest expense was $56.9 million, up from $42.9 million in the prior year period. Senior unsecured notes were again the primary driver, contributing $24.4 million compared to $7.3 million in the prior year. This increase was partially offset by a significant reduction in Credit Facility interest expense, which decreased to $11.4 million from $16.0 million, reflecting lower average outstanding balances, and a decline in convertible debenture interest to $0.7 million from $2.7 million.
Interest expense related to equipment financing increased to $6.7 million from $4.7 million for the three months ended September 30, 2026, and to $17.4 million from $13.4 million for the nine months ended September 30, 2026, consistent with ongoing investment in our fleet. Mortgage and other interest components remained relatively stable across both periods.
Cash interest expense, which excludes non-cash amortization of deferred financing costs and debt premiums, totaled $20.5 million for the three months ended September 30, 2026, resulting in an average cost of debt of 6.9%,

Management's Discussion and Analysis September 30, 2026	M-11	North American Construction Group Ltd.

consistent with 6.4% in the prior year quarter. For the nine months ended September 30, 2026, cash interest expense totaled $54.7 million, resulting in an average cost of debt of 6.7%, compared to 6.3% in the prior year period. The composition shift toward senior unsecured notes, which carry a higher fixed coupon, was offset by reduced Credit Facility borrowings over the nine-month period, moderating the overall impact on the average cost of debt.
Overall, the shift in the composition of our debt portfolio, specifically the addition of senior unsecured notes and the reduction in Credit Facility borrowings over the nine-month period, was the primary driver of the increase in total interest expense for both periods presented.
Equity earnings in affiliates and joint ventures

Three months ended September 30, 2026	Fargo	MNALP	Nuna	IMC PKKPE	Other entities	Total
Revenue	$112	$72,152	$13,454	$4,403	$2,558	$92,679
Depreciation	2,031	847	866	—	—	3,744
Gross (loss) profit	(49,858)	1,769	1,391	947	375	(45,376)
General and administrative (recoveries) expenses	(29,432)	169	1,135	(440)	—	(28,568)
Interest expense (income)	293	38	108	21	59	519
(Loss) income before taxes	(20,719)	1,599	480	661	204	(17,775)
Net (loss) income	(20,719)	1,599	359	463	154	(18,144)

Three months ended September 30, 2025	Fargo	MNALP	Nuna	IMC PKKPE	Other entities	Total
Revenue	$53,763	$68,110	$10,820	$—	$2,253	$134,946
Depreciation	2,574	2,232	566	—	—	5,372
Gross profit	2,659	2,357	2,116	—	291	7,423
General and administrative expenses	851	372	736	—	—	1,959
Interest (income) expense, net	(449)	353	77	—	60	41
Income (loss) before taxes	2,256	1,632	2,153	—	(378)	5,663
Net income (loss)	2,256	1,632	1,759	—	(415)	5,232

Nine months ended September 30, 2026	Fargo	MNALP	Nuna	IMC PKKPE	Other entities	Total
Revenue	$61,874	$200,715	$27,316	$10,677	$7,540	$308,122
Depreciation	6,059	1,953	2,031	—	55	10,098
Gross (loss) profit	(45,837)	5,486	2,322	2,153	896	(34,980)
General and administrative (recoveries) expenses	(25,941)	533	3,161	—	4	(22,243)
Interest expense (income)	799	183	242	—	158	1,382
(Loss) income before taxes	(20,695)	6,669	(932)	1,448	511	(12,999)
Net (loss) income	(20,695)	6,669	(649)	1,014	386	(13,275)

Nine months ended September 30, 2025	Fargo	MNALP	Nuna	IMC PKKPE	Other entities	Total
Revenue	$114,528	$241,089	$30,051	$—	$7,018	$392,686
Depreciation	8,568	7,230	1,398	—	94	17,290
Gross (loss) profit	(444)	6,324	4,172	—	731	10,783
General and administrative expenses	2,933	1,219	3,680	—	13	7,845
Interest (income) expense, net	(1,403)	1,058	324	—	157	136
(Loss) income before taxes	(1,974)	4,047	1,049	—	483	3,605
Net (loss) income	(1,974)	4,047	946	—	363	3,382
For the three months ended September 30, 2026, equity earnings in affiliates and joint ventures was a loss of $18.1 million, compared to earnings of $5.2 million in the same period last year.
The current quarter loss was primarily driven by the legacy Fargo Project, which recorded a project write-down of $49.9 million in gross profit. This adjustment was offset by the reversal of previously accrued general and administrative charges from the joint venture partners of which our portion was $29.6 million. This reversal has been reflected as a corresponding increase in our reported general and administrative expenses.

Management's Discussion and Analysis September 30, 2026	M-12	North American Construction Group Ltd.

Nuna reported net income of $0.4 million, a modest decrease from the prior year, reflecting higher general and administrative expenses despite increased revenue. IMC PKKPE contributed revenue of approximately $4.4 million and net income of approximately $0.5 million in the current quarter. Other entities contributed modestly to overall earnings in the period.
For the nine months ended September 30, 2026, equity earnings was a loss of $13.3 million, compared to earnings of $3.4 million in the same period last year. The loss was driven by the same Fargo Project impacts discussed above. Strong performance at MNALP, which contributed net income of $6.7 million, up from $4.0 million in the prior year, reflecting improved project execution and margins, helped to offset the loss. Nuna reported a net loss of $0.6 million, compared to a net income of $0.9 million in the same period last year, reflecting higher general and administrative expenses despite stronger gross profit. IMC PKKPE, a new joint venture in connection with the April 7, 2026, IMC acquisition, contributed revenue of approximately $10.7 million and net income of approximately $1.0 million in the year. Other entities contributed modestly to overall earnings in the period.
Change in fair value of contingent obligations

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2026	2025	2026	2025
Change in FV of contingent obligation - estimate adjustments	$(20,029)	$(2,771)	$(36,405)	$(21,573)
Increase in FV of contingent obligation - interest accretion	658	3,276	5,036	11,870
Change in fair value of contingent obligations	$(19,371)	$505	$(31,369)	$(9,703)
For the three and nine months ended September 30, 2026, the change in fair value of contingent obligations resulted in a net benefit of $19.4 million and $31.4 million, respectively, compared to a net increase of $0.5 million and a net benefit of $9.7 million in the same periods last year. These contingent obligations relate to acquisition-related liabilities from both the MacKellar Group acquisition completed on October 1, 2023, and the IMC acquisition completed on April 7, 2026. These obligations are remeasured each period based on updated forecasts, actual performance, changes in discount rates, and interest accretion.
In the three and nine months ended September 30, 2026, estimate adjustments related to the MacKellar acquisition contributed reductions of $20.1 million and $36.5 million, respectively, in the fair value of the obligation, reflecting revised expectations for future performance, compared to a $2.8 million and $21.6 million reduction in the prior year periods. In aggregate, interest accretion across both obligations increased the carrying value by $0.7 million in the quarter, compared to $3.3 million in the prior year. For the nine-month period, interest accretion was $5.0 million, compared to $11.9 million in the prior year. The lower interest accretion relative to the prior year is primarily attributable to a declining MacKellar obligation balance and lower discount rates, partially offset by the addition of the IMC obligation in the current year.
It is important to note that while estimate adjustments are excluded from adjusted net earnings, interest accretion is included, as it represents the ongoing financing cost associated with the vendor-provided consideration.
Loss on derivative financial instruments
On May 29, 2024, we entered into a total return swap agreement to manage the economic exposure associated with our stock-based compensation arrangements. Under this agreement, we have exposure to 583,725 common shares at a fixed par value of $26.73 per share and an additional 250,000 shares at a par value of $25.10 per share. Changes in fair value are driven by movements in our share price relative to these fixed par values and are recognized directly in the Consolidated Statements of Operations and Comprehensive Income, as the swap has not been designated as a hedge.
For the three months ended September 30, 2026, we recognized an unrealized loss of $1.4 million on the swap, as our TSX share price decreased from $18.86 at June 30, 2026, to $17.14 at September 30, 2026. For the nine months ended September 30, 2026, we recognized an unrealized loss of $2.2 million, reflecting the year-to-date decline in our share price from $19.76 at December 31, 2025, which increased the fair value liability to $7.6 million at September 30, 2026, from $5.4 million at year-end. By comparison, we recognized unrealized losses of $1.7 million and $9.3 million for the three and nine months ended September 30, 2025, respectively, when the TSX closing price was $19.77, resulting in a fair value liability of $5.4 million at that date. The significantly lower year-to-date loss in the current period reflects a considerably smaller decline in our share price during 2026.

Management's Discussion and Analysis September 30, 2026	M-13	North American Construction Group Ltd.

Income tax expense

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2026	2025	2026	2025
Current income tax (benefit) expense	$(10,177)	$206	$(10,838)	$2,781
Deferred income tax expense	6,822	6,023	15,522	13,463
Income tax (benefit) expense	$(3,355)	$6,229	$4,684	$16,244
For the three months ended September 30, 2026, income tax benefit was $3.4 million, compared to an expense of $6.2 million in the same period last year. Our effective tax rate was 12% and 26% for the three months ended September 30, 2026 and 2025, respectively.
For the nine months ended September 30, 2026, income tax expense was $4.7 million, compared to $16.2 million in the prior year period. Our effective tax rate was (102)% and 33% for the nine months ended September 30, 2026, and 2025, respectively.
The effective tax rates reflect the mix of taxable earnings and losses across jurisdictions with differing tax rates, combined with withholding taxes and permanent differences on stock-based compensation expenses.
Net income and comprehensive (loss) income
For the three months ended September 30, 2026, we recorded $24.2 million and $20.3 million of net loss and comprehensive loss, respectively, compared to $17.3 million and $28.4 million net income and comprehensive income, respectively, recorded for the same period last year. For the nine months ended September 30, 2026, we recorded $9.3 million and $29.6 million of net loss and comprehensive income, respectively, compared to $33.7 million of net income and $44.8 million of comprehensive income for the same period last year.
Comprehensive income consists of net income and other comprehensive income (“OCI”), which captures items not recognized in net income. Our OCI primarily reflects changes in unrealized foreign currency translation gains and losses. For the three and nine months ended September 30, 2026, we recorded unrealized foreign currency translation gains of $3.8 million and $38.8 million, respectively, compared to a loss of $11.2 million and $11.1 million in the respective prior year periods. The significant year-over-year increase in both periods was driven by the strengthening of the Australian dollar relative to the Canadian dollar.
Basic and diluted net loss per share for the three months ended September 30, 2026 were $0.90 and $0.90, respectively, compared to net income of $0.59 and $0.56 in the prior year. For the nine months ended September 30, 2026, basic and diluted net loss per share were $0.34 and $0.34, respectively, compared to net income of $1.17 and $1.11 in the prior year period.
Adjusted net earnings
Adjusted net earnings for the quarter were $6.6 million, down from $19.6 million in the prior year period. Adjusted EPS for the quarter was $0.25, compared to $0.66 in the prior year. For the year-to-date, adjusted net earnings were $25.2 million, down from $34.9 million in the prior year, with adjusted EPS of $0.94 compared to $1.21 in the same period last year.
The decrease in adjusted net earnings in both current year periods was primarily driven by consistent gross profit being offset with higher general and administrative costs from the increased scale of the business and increased interest expense from acquisition-related debt.
In the three months ended September 30, 2026, we excluded three items from adjusted net earnings totaling $51.2 million: $49.9 million from the loss related to the Fargo Project, $0.9 million of acquisition-related costs associated with the IMC transaction and $0.5 million of Canadian organizational realignment charges. For the nine months ended September 30, 2026, the same three categories of items were excluded, totaling $60.0 million, comprised of $49.9 million from the loss related to the Fargo Project, $0.5 million of IMC acquisition-related costs, and $6.2 million of Canadian organizational realignment charges. The Canadian organizational realignment charges consist of workforce reduction and severance costs, facility closure and write-down expenses, and leadership transition costs. These activities commenced in the fourth quarter of 2025 as part of optimizing our Canadian operations in response to lower activity levels, were substantially completed by the end of the second quarter of 2026, and are not expected to recur. IMC acquisition-related costs are expected to continue into the fourth quarter of 2026 as integration activities progress.

Management's Discussion and Analysis September 30, 2026	M-14	North American Construction Group Ltd.

Reconciliation of basic net income per share to adjusted EPS

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2026	2025	2026	2025
Net (loss) income	$(24,188)	$17,296	$(9,258)	$33,709
Interest from convertible debentures (after tax)	—	624	—	2,352
Diluted net (loss) income available to common shareholders	$(24,188)	$17,920	$(9,258)	$36,061

Adjusted net earnings	$6,590	$19,614	$25,211	$34,922

Weighted-average number of common shares	26,772,517	29,166,135	27,151,499	28,798,450
Weighted-average number of diluted shares	26,772,517	32,283,751	27,151,499	32,588,696

Basic net (loss) income per share	$(0.90)	$0.59	$(0.34)	$1.17
Diluted net (loss) income per share	$(0.90)	$0.56	$(0.34)	$1.11
Adjusted EPS(i)	$0.25	$0.66	$0.94	$1.21
(i)See "Non-GAAP Financial Measures".
The table below summarizes our consolidated results for the preceding eight quarters:

(dollars in millions, except per share amounts)	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024
Revenue	$413.3	$401.0	$319.2	$305.6	$317.2	$320.6	$340.8	$305.6
Gross profit	47.1	43.4	42.8	38.8	49.7	35.8	37.9	40.2
Adjusted EBITDA(i)	100.1	93.5	99.5	77.6	99.0	80.1	99.9	107.3
Net (loss) income	(24.2)	9.4	5.6	0.1	28.4	10.3	6.6	3.5
Basic (loss) income per share(ii)	$(0.90)	$0.35	$0.20	$0.00	$0.59	$0.35	$0.22	$0.13
Diluted (loss) income per share(ii)	$(0.90)	$0.34	$0.19	$0.00	$0.56	$0.33	$0.21	$0.13
Adjusted EPS(i)(ii)	$0.25	$0.32	$0.37	$(0.14)	$0.67	$0.02	$0.52	$0.95

Cash dividend per share (iii)	$0.12	$0.12	$0.12	$0.12	$0.12	$0.12	$0.12	$0.12
(i)See "Non-GAAP Financial Measures".
(ii)Per share amounts for each quarter have been computed based on the weighted-average number of shares issued and outstanding during the respective quarter. Therefore, quarterly amounts are not additive and may not add to the associated annual or year-to-date totals.
(iii)The timing of payment of the cash dividend per share may differ from the dividend declaration date.
For a full discussion of the factors that can generally contribute to the variations in our quarterly financial results please see "Financial Highlights" in our annual MD&A for the year ended December 31, 2025.
With the acquisition of IMC in Western Australia, the Company’s exposure to regional seasonality is expected to decrease modestly, as IMC’s operations are less impacted by weather disruptions than those in Queensland.

Management's Discussion and Analysis September 30, 2026	M-15	North American Construction Group Ltd.

LIQUIDITY AND CAPITAL RESOURCES
Summary of consolidated financial position

(dollars in thousands)	September 30, 2026	December 31, 2025	Change
Cash	$111,657	$100,128	$11,529
Working capital assets
Accounts receivable	$217,458	$148,928	$68,530
Contract assets	44,607	30,472	14,135
Inventories	92,461	75,660	16,801
Prepaid expenses and deposits	11,788	6,925	4,863
Working capital liabilities
Accounts payable	(219,605)	(102,054)	(117,551)
Accrued liabilities	(98,267)	(89,308)	(8,959)
Contract liabilities	(7,471)	(22,848)	15,377
Total net working capital (excluding cash and current portion of long-term debt)(i)	$40,971	$47,775	$(6,804)

Property, plant and equipment	$1,605,520	$1,358,852	$246,668
Total assets	2,223,716	1,819,753	403,963

Credit Facility(ii)	$180,000	$174,156	$5,844
Equipment financing(ii)	440,104	309,238	130,866
Mortgage(ii)	26,079	26,742	(663)
Senior-secured debt(i)	646,183	510,136	136,047
Senior unsecured notes	550,000	350,000	200,000
Contingent obligations(ii)	38,478	63,453	(24,975)
Convertible debentures(ii)	—	55,000	(55,000)
Cash	(111,657)	(100,128)	(11,529)
Net debt(i)	1,123,004	878,461	244,543
Total shareholders' equity	452,427	456,621	(4,194)
Invested capital(i)	$1,575,431	$1,335,082	$240,349
(i)See "Non-GAAP Financial Measures".
(ii)Includes current portion.
As at September 30, 2026, we had $111.7 million in cash and $300.3 million unused borrowing availability on the Credit Facility for a total liquidity of $411.9 million (defined as cash plus available and unused Credit Facility borrowings). As at December 31, 2025, we had $100.1 million in cash and $322.3 million of unused borrowing availability on the Credit Facility for total liquidity of $422.4 million. Total net working capital (excluding cash and current portion of long-term debt) was $41.0 million at September 30, 2026 ($47.8 million at December 31, 2025).
Our liquidity is complemented by available borrowings through our equipment leasing partners. As at September 30, 2026, our total available capital liquidity was $468.4 million (defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility). As at December 31, 2025, our total capital liquidity was $475.5 million. Borrowing availability under equipment financing considers the current and long-term portion of finance lease obligations and financing obligations, including specific finance lease obligations for the joint ventures that we guarantee. There are no restrictions within the terms of our Credit Facility relating to the use of operating leases.

(dollars in thousands)	September 30, 2026	December 31, 2025
Cash	$111,657	$100,128
Credit Facility borrowing limit	547,150	528,900
Credit Facility drawn	(180,000)	(174,156)
Letters of credit outstanding	(66,873)	(32,470)
Cash liquidity(i)	$411,934	$422,402
Equipment financing borrowing limit	500,000	400,000
Other debt borrowing limit	20,000	20,000
Equipment financing drawn	(440,104)	(309,238)
Guarantees provided to joint ventures	(23,454)	(57,650)
Total capital liquidity(i)	$468,376	$475,514
(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis September 30, 2026	M-16	North American Construction Group Ltd.

As at September 30, 2026, we had $1.0 million in trade receivables that were more than 30 days past due compared to $2.7 million as at December 31, 2025. As at September 30, 2026 and December 31, 2025, we did not have an allowance for credit losses related to our trade receivables as we believe that there is minimal risk in the collection of our trade receivables. We continue to monitor the creditworthiness of our customers. As at September 30, 2026, holdbacks totaled $6.3 million, up from $3.2 million as at December 31, 2025.
Reconciliation of capital additions

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2026	2025	2026	2025
Purchase of PPE	$101,524	$66,119	$243,299	$233,852
Additions to intangibles	1,211	728	2,462	2,027
Gross capital expenditures	$102,735	$66,847	$245,761	$235,879
Proceeds from sale of PPE	(3,965)	(2,440)	(9,500)	(5,725)
Capital expenditures, net(i)	$98,770	$64,407	$236,261	$230,154
Finance lease additions	8,580	5,845	32,452	50,653
Capital additions(i)	$107,350	$70,252	$268,713	$280,807
(i)See "Non-GAAP Financial Measures".

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2026	2025	2026	2025
Sustaining	$67,943	$45,751	$140,457	$190,450
Growth	30,827	18,656	95,804	39,704
Capital expenditures, net(i)	$98,770	$64,407	$236,261	$230,154
Sustaining	$8,580	$1,226	$32,452	$14,553
Growth	—	4,619	—	36,100
Finance lease additions	$8,580	$5,845	$32,452	$50,653
Sustaining	$76,523	$46,977	$172,909	$205,003
Growth	30,827	23,275	95,804	75,804
Capital additions(i)	$107,350	$70,252	$268,713	$280,807
(i)See "Non-GAAP Financial Measures".
A breakdown of capital additions by reportable segment is as follows:

	Three months ended			Three months ended
	September 30, 2026			September 30, 2025
	Heavy Equipment - Australia	Heavy Equipment - Canada	Total	Heavy Equipment - Australia	Heavy Equipment - Canada	Total
Sustaining	$40,806	$35,717	$76,523	$22,073	$24,904	$46,977
Growth	24,280	6,547	30,827	23,275	—	23,275
Capital additions(i)	$65,086	$42,264	$107,350	$45,348	$24,904	$70,252

	Nine months ended			Nine months ended
	September 30, 2026			September 30, 2025
	Heavy Equipment - Australia	Heavy Equipment - Canada	Total	Heavy Equipment - Australia	Heavy Equipment - Canada	Total
Sustaining	$103,089	$69,820	$172,909	$92,758	$112,245	$205,003
Growth	89,257	6,547	95,804	48,306	27,498	75,804
Capital additions(i)	$192,346	$76,367	$268,713	$141,064	$139,743	$280,807

(i)See "Non-GAAP Financial Measures".
Capital additions for the three months ended September 30, 2026, were $107.4 million ($70.3 million in 2025 Q3). The year-over-year increase was driven by higher sustaining expenditures in the Heavy Equipment – Australia segment was in support of major maintenance projects and replacement fleet purchases schedule in the quarter and growth expenditures deployed as part of the amended and expanded five-year contract with a metallurgical coal producer in Queensland. Sustaining expenditures related to IMC were modest in the quarter. Increased sustaining expenditures in the Heavy Equipment – Canada segment were incurred in response to strong demand in the oil

Management's Discussion and Analysis September 30, 2026	M-17	North American Construction Group Ltd.

sands region and in direct support of our equipment utilization target, while growth expenditures were in support of the 5-year fuel services contract.
Capital additions for the nine months ended September 30, 2026, were $268.7 million, compared to $280.8 million in the prior-year period. Capital additions in the Heavy Equipment – Australia segment increased due to the factors noted above, while additions in the Heavy Equipment – Canada segment decreased, reflecting reduced capital investment requirements following the divestiture of ultra-class haul trucks in 2025 Q4.
We finance a portion of our heavy construction fleet through finance leases and we continue to lease our motor vehicle fleet through our finance lease facilities. Our sustaining capital additions financed through finance leases during the three and nine months ended September 30, 2026, were $8.6 million ($1.2 million and $14.6 million in the prior year). Our equipment fleet is currently split among owned (76%), finance leased (11%) and rented equipment (13%).
Summary of capital additions in affiliates and joint ventures
Not included in the reconciliation of capital additions above are capital additions made by our affiliates and joint ventures. The table below reflects our share of such net capital additions (disposals).

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2026	2025	2026	2025
Fargo	$(470)	$431	$988	$(1,826)
MNALP	1,201	2,341	1,595	9,485
Nuna	6,630	130	6,779	321
Other	247	—	562	8
Share of affiliate and joint venture capital additions(i)	$7,608	$2,902	$9,924	$7,988
(i)See "Non-GAAP Financial Measures".
Capital additions within the joint ventures in both years are considered to be sustaining in nature. MNALP capital largely relates to routine capital maintenance of the existing fleet.
For a complete discussion on our capital expenditures, please see "Liquidity and Capital Resources - Capital Resources" in our most recent annual MD&A for the year ended December 31, 2025.
Summary of consolidated cash flows

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2026	2025	2026	2025
Cash provided by operating activities	$47,166	$91,824	$167,897	$207,916
Cash used in investing activities	(99,190)	(65,862)	(280,151)	(231,466)
Cash (used in) provided by financing activities	(3,841)	(5,628)	117,279	45,194
Net (decrease) increase in cash	$(55,865)	$20,334	$5,025	$21,644
Operating activities

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2026	2025	2026	2025
Cash provided by operating activities prior to change in working capital(i)	$51,890	$72,294	$193,085	$212,111
Net changes in non-cash working capital	(4,724)	19,530	(25,188)	(4,195)
Cash provided by operating activities	$47,166	$91,824	$167,897	$207,916
(i)See "Non-GAAP Financial Measures".
Cash provided by operating activities was $47.2 million for the three months ended September 30, 2026, compared to $91.8 million in the prior year period, a decrease of $44.7 million. This decrease is mostly due to the decrease in net income from $17.3 million in the prior period to a loss of $24.2 million.
For the nine months ended September 30, 2026, cash provided by operating activities was $167.9 million, compared to $207.9 million in the prior year, a decrease of $40.0 million. This decrease is mostly due to the decrease in net income from $33.7 million to $9.3 million.

Management's Discussion and Analysis September 30, 2026	M-18	North American Construction Group Ltd.

Cash provided by (used in) the net change in non-cash working capital specific to operating activities are summarized in the table below:

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
Operating activities:
Accounts receivable	$19,655	$21,217	$(34,295)	$(7,366)
Contract assets	(12,001)	3,481	(23,277)	(7,984)
Inventories	(4,797)	516	(7,799)	(4,627)
Contract costs	20	—	—	—
Prepaid expenses and deposits	(1,526)	(3,002)	(2,014)	(870)
Accounts payable	14,349	(21,089)	77,325	9,377
Accrued liabilities	(12,139)	15,755	(12,499)	22
Contract liabilities	(8,285)	2,652	(22,629)	7,253
	$(4,724)	$19,530	$(25,188)	$(4,195)
Investing activities
Cash used in investing activities for the three months ended September 30, 2026, was $99.2 million, compared to $65.9 million for the three months ended September 30, 2025, an increase of $33.3 million. The current quarter includes $101.5 million for the purchase of property, plant and equipment, reflecting continued fleet investment to support our expanded operations in Australia. Net advances to affiliates and joint ventures of $0.4 million were partially offset by $4.0 million in proceeds on disposals. The prior year period included $66.1 million in capital expenditures, partially offset by $2.4 million in disposal proceeds and $1.5 million of net advances of loans to affiliates and joint ventures.
Cash used in investing activities was $280.2 million for the nine months ended September 30, 2026, compared to $231.5 million in the prior year period, an increase of $48.7 million. Year-to-date capital expenditures of $243.3 million remain the primary driver of investing outflows, consistent with prior year spend of $233.9 million, with the modest decrease reflecting phasing of fleet additions. The $37.5 million IMC acquisition payment and net affiliate loan advances of $6.4 million contributed additional outflows in the current period, partially offset by $9.5 million in disposal proceeds (vs. $5.7 million in the prior year).
Financing activities
Cash used in financing activities during the three months ended September 30, 2026, was $3.8 million, which included $59.0 million of proceeds from long-term debt, offset by $52.7 million of long-term debt repayments, $0.4 million for financing costs, $3.1 million for the dividend payment, and $5.2 million for the share purchase program. Cash used in financing activities during the three months ended September 30, 2025, was $5.6 million, which included $52.7 million of proceeds from long-term debt, offset by $38.3 million of long-term debt repayments, $3.4 million for the dividend payment, and $13.8 million for the share purchase program.
Cash provided by financing activities during the nine months ended September 30, 2026, was $117.3 million, which included $572.6 million of proceeds from long-term debt, partially offset by $332.5 million of long-term debt repayments, $5.3 million of financing costs, $55.0 million for the settlement of convertible debentures, $24.1 million for payments towards contingent obligations, $27.2 million for the share purchase program, and $9.6 million for dividend payments. Cash provided by financing activities during the nine months ended September 30, 2025, was $45.2 million, which included $618.2 million of proceeds from long-term debt, partially offset by $504.4 million of long-term debt repayments, $6.9 million of financing costs, $21.5 million for payments towards contingent obligations, $10.0 million for dividend payments, $25.8 million for the share purchase program, and $1.4 million for the settlement of convertible debentures.

Management's Discussion and Analysis September 30, 2026	M-19	North American Construction Group Ltd.

Free cash flow

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2026	2025	2026	2025
Per the Consolidated Statements of Cash Flows
Cash provided by operating activities	$47,166	$91,824	$167,897	$207,916
Cash used in investing activities	(99,190)	(65,862)	(280,151)	(231,466)
Effect of exchange rate on changes in cash	(154)	2,278	6,504	2,118
	$(52,178)	$28,240	$(105,750)	$(21,432)
Add back of growth and non-cash items included in the above:
Acquisition of IMC(i)	—	—	37,535	—
Acquisition costs	1,620	—	3,826	—
Growth capital additions(ii)	30,827	23,275	95,804	75,804
Capital additions financed by leases(ii)	(8,580)	(5,845)	(32,452)	(50,653)
Free cash flow(ii)	$(28,311)	$45,670	$(1,037)	$3,719
(i)Acquisition of IMC is the purchase price less cash acquired
(ii)See "Non-GAAP Financial Measures".
Free cash flow for the three months ended September 30, 2026 was a use of cash of $28.3 million. Operating activities generated $100.1 million in adjusted EBITDA during the quarter, offset by $76.5 million in sustaining capital expenditures and $20.5 million in cash interest payments, producing cash of $3.0 million.
Free cash flow for the nine months ended September 30, 2026, was a use of cash of $1.0 million. Operating activities generated $293.0 million in adjusted EBITDA, offset by $172.9 million in sustaining capital expenditures and $54.7 million in cash interest payments, producing cash of $65.4 million.
Contractual obligations
Our principal contractual obligations relate to our long-term debt, finance and operating leases, and supplier contracts. The following table summarizes our future contractual obligations as of September 30, 2026, excluding interest where interest is not defined in the contract (operating leases and supplier contracts). The future interest payments were calculated using the applicable interest rates and balances as at September 30, 2026, and may differ from actual results.

	Payments due by fiscal year
(dollars in thousands)	Total	2026	2027	2028	2029	2030 and thereafter
Senior unsecured notes	$713,114	$10,281	$41,125	$41,125	$41,125	$579,458
Credit Facility	207,630	2,760	10,950	10,980	182,940	—
Equipment financing	487,661	40,270	162,837	124,326	95,629	64,599
Contingent obligations	43,006	22,472	1,898	9,973	5,823	2,840
Mortgage	36,119	446	1,783	1,783	1,783	30,324
Operating leases(i)	19,201	483	2,482	2,563	2,201	11,472
Non-lease components of lease commitments(ii)	6,932	—	608	811	811	4,702
Estimated liability - guarantee of obligations	9,832	9,832	—	—	—	—
Supplier contracts	4,181	4,181	—	—	—	—
Contractual obligations	$1,527,676	$90,725	$221,683	$191,561	$330,312	$693,395
(i)Operating leases are net of receivables on subleases of $1,147 (2026 - $40).
(ii)Non-lease components of lease commitments are net of receivables on subleases of $6,687 (2026 - $—, 2027 - $608, 2028 - $811, 2029 - $811, 2030 - $4,457). These commitments include common area maintenance, management fees, property taxes, and parking related to operating leases.
Contractual obligations of $1,527.7 million as at September 30, 2026, increased from $1,194.5 million as at December 31, 2025, primarily related to increases of $245.6 million from the issuance of additional senior unsecured notes, $147.1 million in equipment financing, $10.7 million on the Credit Facility, and $29.0 million in contingent obligations from the IMC acquisition, offset by a decrease of $63.7 million in contingent obligations from the MacKellar obligation and a decrease of $55.7 million upon final settlement of the convertible debentures. We have no off-balance sheet arrangements.

Management's Discussion and Analysis September 30, 2026	M-20	North American Construction Group Ltd.

Credit Facility
On April 2, 2026, we entered into an Amended and Restated Credit Agreement (the “Credit Facility”) with a syndicate of banks. The facility matures on April 7, 2029, with an option for annual extensions, subject to certain conditions. The Credit Facility consists solely of a revolving facility, comprising a Canadian dollar tranche of $300.0 million and an Australian dollar tranche of $250.0 million AUD, for a total lending capacity of $547.2 million based on the exchange rate as of September 30, 2026. As of September 30, 2026, borrowings under the Credit Facility totaled $180.0 million in the Canadian dollar tranche and $nil AUD in the Australian dollar tranche, amounting to $180.0 million in total borrowings using the exchange rate in effect as at September 30, 2026. Additionally, $66.9 million in letters of credit were issued. Borrowing availability at September 30, 2026 was $300.3 million.
The Credit Facility permits:
•Senior Unsecured Notes with no limit,
•Equipment financing up to $500.0 million (including guarantees to certain joint ventures),
•Other borrowings up to $20.0 million,
•An accordion feature of $100.0 million.
Key financial covenants include:
•Senior Debt to Bank EBITDA Ratio ≤ 3.0:1,
•Total Debt to Bank EBITDA Ratio ≤ 4.0:1,
•Interest Coverage Ratio > 3.0:1.
Covenants are tested quarterly on a trailing four-quarter basis. As of September 30, 2026, we were in compliance with all covenants and expect to remain compliant over the next twelve months.
We serve as a guarantor for drawn amounts under revolving equipment lease credit facilities for our affiliates MNALP and Nuna, subject to our approval. These facilities enable MNALP and Nuna to access funding through lease agreements or equipment finance contracts, supported by appropriate documentation. As the primary operator of MNALP’s equipment under a subcontractor agreement, we provide this guarantee to cover any potential shortfall in the event of insolvency, with the underlying equipment pledged as collateral. As at September 30, 2026, our outstanding guarantees on these facilities totaled $9.4 million for MNALP and $14.1 million for Nuna. There have been no instances or indications of non-payment by MNALP or Nuna, and accordingly, no liability has been recognized in our financial statements.
Senior Unsecured Notes
7.75% Senior unsecured notes
On May 1, 2025, we completed an initial private placement of $225.0 million aggregate principal amount of senior unsecured notes due May 1, 2030. On October 22, 2025, we completed an additional private placement of $125.0 million aggregate principal amount as part of the same series as the initial notes, bringing the total outstanding balance to $350.0 million (the “2025 Notes”). The additional offering was issued at a premium of $3.8 million, included within Long-term debt and amortized straight-line through interest expense. The 2025 Notes accrue interest at the rate of 7.75% per annum, payable semi-annually in arrears on November 1 and May 1 each year, commencing on November 1, 2025.
The indenture governing the Notes (the “2025 Indenture”) contains customary covenants that limit our ability, in certain respects and subject to certain qualifications and exceptions, to incur additional debt, issue preferred stock, make certain payments and investments, create liens, enter into transactions with affiliates, consolidate, merge, or transfer property and assets.
In the event of a change in control, we may be required to offer to repurchase 2025 Notes for a cash price equal to at least 101% of the aggregate principal amount of 2025 Notes outstanding, plus accrued and unpaid interest.

Management's Discussion and Analysis September 30, 2026	M-21	North American Construction Group Ltd.

Prior to May 1, 2027, we may, upon notice to holders, redeem up to 40% of the principal amount of 2025 Notes outstanding by payment of a cash redemption price equal to 107.75% of the principal amount of 2025 Notes redeemed from the proceeds of an equity offering, or may redeem more than 40% of the principal amount of 2025 Notes outstanding by payment of certain higher premiums set out in more detail in the 2025 Indenture. On or after May 1, 2027, we may redeem all or any part of the 2025 Notes, upon notice to the holders, by paying a cash redemption price equal to 103.875% of the principal amount for redemptions in 2027, 101.938% of the principal amount for redemptions beginning May 1, 2028 and 100% of the principal amount for redemptions beginning May 1, 2029. Upon any redemption, we will also pay all accrued and unpaid interest up to the date of redemption.
The Notes are subordinate to the Company's Credit Facility, equipment financing and building mortgage.
7.00% Senior unsecured notes
On June 16, 2026, we completed a private placement of $200.0 million aggregate principal amount of senior unsecured notes due June 16, 2031 (the "2026 Notes"). The 2026 Notes accrue interest at the rate of 7.00% per annum, payable semi-annually in arrears on June 16 and December 16 each year, commencing on December 16, 2026.
The indenture governing the 2026 Notes (the “2026 Indenture”) contains customary covenants that limit our ability, in certain respects and subject to certain qualifications and exceptions, to incur additional debt, issue preferred stock, make certain payments and investments, create liens, enter into transactions with affiliates, consolidate, merge, or transfer property and assets.
In the event of a change in control, we may be required to offer to repurchase 2026 Notes for a cash price equal to at least 101% of the aggregate principal amount of 2026 Notes outstanding, plus accrued and unpaid interest.
Prior to June 16, 2028, we may, upon notice to holders, redeem up to 40% of the principal amount of 2026 Notes outstanding by payment of a cash redemption price equal to 107.00% of the principal amount of 2026 Notes redeemed from the proceeds of an equity offering, or may redeem all or any part of the 2026 Notes outstanding by payment of certain higher premiums set out in more detail in the 2026 Indenture. On or after June 16, 2028, we may redeem all or any part of the 2026 Notes, upon notice to the holders, by paying a cash redemption price equal to 103.50% of the principal amount for redemptions, 101.75% for redemptions beginning June 16, 2029 and 100% of the principal amount for redemptions beginning June 16, 2030. Upon any redemption, we will also pay all accrued and unpaid interest up to the date of redemption.
The 2026 Notes are subordinate to the Company's Credit Facility, equipment financing and building mortgage.
Outstanding share data
Common shares
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold voting common shares, classified as treasury shares on our Consolidated Balance Sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at October 30, 2026, there were 27,435,462 voting common shares outstanding, which included 753,463 voting common shares held by the trust and classified as treasury shares on our Consolidated Balance Sheets (27,435,462 common shares, including 796,568 common shares classified as treasury shares at September 30, 2026).
For a more detailed discussion of our share data, see "Capital Structure and Securities - Capital Structure" in our most recent AIF.

Management's Discussion and Analysis September 30, 2026	M-22	North American Construction Group Ltd.

Convertible debentures
On March 31, 2026, the Company’s 5.00% convertible debentures, with an aggregate principal amount of $55,000, matured in accordance with their original terms. Prior to maturity, holders converted $25 of principal into 999 common shares. The remaining principal balance of $54,975, plus an additional $1,375 for accrued and unpaid interest up to but excluding the maturity date, was settled in cash, funded through the Company's existing Credit Facility. As a result, all obligations under these debentures were extinguished as of the maturity date. The settlement did not result in any gain or loss on extinguishment.
On January 29, 2025, we issued a notice of redemption to the holders of 5.50% convertible debentures at a redemption price equal to their principal amount, plus accrued and unpaid interest thereon up to, but excluding, the redemption date of February 28, 2025. Holders had the option to convert debentures into common shares of the Company prior to the redemption date at a price of $24.23 per share until the redemption date. Any unconverted debentures were redeemed for $1,008.86 per $1,000 principal, including accrued interest. Between January 29, 2025 and February 28, 2025, holders elected to convert $72.7 million of the outstanding principal amount into 3,002,231 common shares. We paid the remaining balance of $1.4 million in cash and delisted the debentures from the Toronto Stock Exchange. We also derecognized unamortized deferred financing costs of $1.9 million related to these debentures.
Swap Agreement
On May 29, 2024, we entered into a swap agreement with a financial institution to manage risk associated with our stock-based compensation arrangements. The agreement is structured to mitigate exposure to fluctuations in our share price and includes provisions for early termination. The swap is not designated as a hedge for accounting purposes; therefore, changes in its fair value are recognized in the Consolidated Statements of Operations and Comprehensive Income. Additional details regarding the financial impact and fair value measurement of the swap are discussed under Non-Operating Income and Expense section of this Management's Discussion and Analysis.
Share purchase program
On November 20, 2025, the Company commenced a normal course issuer bid ("NCIB") under which a maximum number of 2,729,056 common shares were authorized to be purchased. During the three months ended September 30, 2026, the Company purchased and subsequently cancelled 275,000 shares under this NCIB, which resulted in a decrease to common shares of $2.4 million, a decrease to additional paid-in capital of $0.6 million, and a decrease to retained earnings of $3.3 million. During the nine months ended September 30, 2026, the Company purchased and subsequently cancelled 1,387,018 shares under this NCIB, which resulted in a decrease to common shares of $12.6 million, a decrease to additional paid-in capital of $4.5 million, and a decrease to retained earnings of $10.1 million. To support the NCIB, the Company entered into an automatic share purchase plan with a designated broker. This plan allows for the purchase of up to 2,729,056 common shares until the NCIB’s expiry on November 19, 2026.
During the nine months ended September 30, 2025, the Company purchased and subsequently cancelled 1,256,721 shares under another NCIB which commenced on November 4, 2024, which resulted in a decrease to common shares of $11.3 million and a decrease to additional paid-in capital of $14.5 million. During the year ended December 31, 2025, the Company completed this NCIB on November 3, 2025, upon the purchase and cancellation of a total of 1,781,550 common shares, which resulted in a decrease to common shares of $15.7 million and a decrease to additional paid-in capital of $22.2 million.
Debt ratings
On June 9, 2026, we received a credit rating from S&P Global Ratings ("S&P") of "BB-" (negative). On April 24, 2025, we received a credit rating from Morningstar DBRS ("Morningstar") of "BB (high)" (stable). On April 23, 2026, Morningstar re-confirmed their rating.

Management's Discussion and Analysis September 30, 2026	M-23	North American Construction Group Ltd.

Backlog
The following summarizes our non-GAAP reconciliation of backlog as at September 30, 2026, and the preceding quarter, as well as revenue generated from backlog for each quarter:

	September 30, 2026	December 31, 2025
Performance obligations per financial statements	$155,325	$105,049
Add: undefined committed volumes	2,859,412	2,707,860
Backlog(i)	$3,014,737	$2,812,909
Equity method investment backlog(i)	211,839	232,038
Combined backlog(i)	$3,226,576	$3,044,947
(i)See "Non-GAAP Financial Measures".
During the nine months ended September 30, 2026, backlog increased by $201.8 million, and combined backlog increased by $181.6 million on a net basis compared to December 31, 2025. The increase primarily reflects new contract awards and scope expansions, and the contribution from the IMC acquisition, partially offset by revenue recognized on existing contracts.
Revenue recognized from backlog during the nine months ended September 30, 2026, was $1,160.7 million. We estimate that approximately $365.7 million of the backlog reported above will be performed over the remainder of 2026, resulting in a combined total of $1,526.4 million expected to be realized in the current fiscal year. For the year ended December 31, 2025, revenue recognized from backlog was $1,313.0 million.
Related parties
Accounts payable due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing. The following table provides the material aggregate outstanding balances with affiliates and joint ventures.

	September 30, 2026	December 31, 2025
Accounts receivable	$77,533	$66,899
Contract assets	7,523	5,668
Other assets	2,600	475
Accounts payable	18,814	4,187
Accrued liabilities	27,195	16,011
We enter into transactions with our joint ventures and affiliates for services consisting primarily of subcontractor services, management fees, equipment rental, and sales of equipment and components. All such transactions are conducted in the normal course of operations at terms established and agreed upon by the related parties. The majority of services provided in the oil sands region are performed through the MNALP joint venture, in which MNALP acts as the primary contractor and subcontracts work to us. We also provide mine services through IMC PKKPE, a joint venture that enters into mine services contracts with external customers and subcontracts the related site work to IMC.
For the three and nine months ended September 30, 2026, consolidated revenue earned from these arrangements totaled $149.9 million and $407.5 million, respectively (three and nine months ended September 30, 2025 - $124.7 million and $446.5 million, respectively). Accounts receivable are recognized on our consolidated balance sheet when the joint venture invoices the external customer, and are derecognized upon the joint venture's receipt of payment. As at September 30, 2026, MNALP and IMC PKKPE had combined accounts receivable of $80.9 million on a 100% basis (December 31, 2025 - $63.9 million).
The accounts receivable, contract assets, accounts payable, and contract liabilities balances noted above are primarily attributable to these arrangements with MNALP and IMC PKKPE. Other assets and accrued liabilities relate to loans to and from affiliates, primarily for working capital requirements and advances against future dividends from MNALP and Nuna, including accumulated interest on outstanding loan balances.

Management's Discussion and Analysis September 30, 2026	M-24	North American Construction Group Ltd.

OUTLOOK
Our operational priorities for the remainder of 2026 are:
•Safety - safety-first mentality across all global operations - ensuring Everyone Gets Home Safe;
•Australian workforce mix - following recent improvements, optimize maintenance workforce in Australia;
•Cost discipline - following two years of major growth in Queensland, drive targeted reductions of discretionary operating costs while fully maintaining customer requirements;
•Integration - with the Iron Mine Contracting transaction complete, continued commissioning of the expanded fleet in Western Australia to support growth and operational scale; and
•Fleet availability - maximize mechanical availability and reliability of the heavy equipment fleet in the oil sands region.
Our growth drivers for 2026 and beyond are the strategic building blocks of our success:
•Scaling into a Tier 1 Contractor in Australia - provides ability to secure larger scopes in the much sought-after mining regions of Western Australia and Queensland;
•Securing infrastructure awards in northern Canada - targeting nation-building projects in Canada and mass civil earthwork scopes in for which we have deep experience and expertise; and
•Expanding mining services in Canada and the United States - leveraging our over 70 years of experience, ensuring we are front and center as ever-increasing mine scopes in both countries are issued and awarded.
The following table provides projected key measures for 2026. The 2026 outlook is based on our installed equipment fleet and contractual backlog of $3.2 billion.

Key measures	Current Outlook	Previous Outlook
Combined revenue(i)	$1.7 - $1.8B	$1.6 - $1.8B
Adjusted EBITDA(i)	$370 - $400M	$380 - $420M
(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis September 30, 2026	M-25	North American Construction Group Ltd.

ACCOUNTING ESTIMATES, PRONOUNCEMENTS, AND MEASURES
Critical accounting estimates
The preparation of our consolidated financial statements, in conformity with US GAAP, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2025.
Recent accounting pronouncements not yet adopted
Expense disaggregation
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures. This accounting standard update was issued to require public entities to disclose additional information about specific expense categories in the notes to financial statements. This standard is effective for annual statements for the fiscal year beginning January 1, 2027. We are assessing the impact the adoption of this standard may have on our consolidated financial statements.
Intangibles – Goodwill and Other – Internal-Use Software
In September 2025, the FASB issued ASU 2025-06, Intangibles – Goodwill and Other – Internal-Use Software. This accounting standard update was issued to modernize the accounting for software costs that are accounted for under Subtopic 350-40 by making targeted improvements to 350-40 to increase the operability of the recognition guidance considering different methods of software development. This standard is effective for annual statements for the fiscal year beginning after December 15, 2027, with early adoption permitted. We are assessing the impact the adoption of this standard may have on our consolidated financial statements.
Non-GAAP financial measures
We believe that the below non-GAAP financial measures are all meaningful measures of business performance because they include or exclude items that are or are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.
"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method, as well as the economic benefit generated by IMC for the period from January 1, 2026, through the acquisition completion date of April 7, 2026.
"Adjusted EBITDA" is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization, as well as the economic benefit generated by IMC for the period from January 1, 2026, through the acquisition completion date of April 7, 2026.
"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.
"Adjusted net earnings" is defined as net income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, amortization of acquisition-related intangible assets, equity investment loss on legacy project, certain other non-cash items included in the calculation of net income, as well as the economic benefit generated by IMC for the period from January 1, 2026, through the acquisition completion date of April 7, 2026. These adjustments are tax effected in the calculation of adjusted net earnings.
As adjusted EBIT, adjusted EBITDA, adjusted net earnings and adjusted EPS are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, adjusted EBITDA does not:
•reflect our cash expenditures for capital expenditures, capital commitments or proceeds from capital disposals;
•reflect changes in our cash requirements for our working capital needs;

Management's Discussion and Analysis September 30, 2026	M-26	North American Construction Group Ltd.

•reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;
•include tax payments or recoveries that represent a reduction or increase in cash available to us; or
•reflect cash requirements for assets depreciated and amortized that may have to be replaced in the future.
"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying expected job scope, value and timing. Backlog, while not a GAAP term, is similar in nature and definition to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 6 - Revenue" in our financial statements. When the two numbers differ, the variance relates to expected scope where we have a contractual commitment, but the customer has not yet provided specific direction. Our equity consolidated backlog is calculated based on backlog amounts from our joint venture and affiliates and taken at our ownership percentage.
"Capital additions" is defined as capital expenditures, net and lease additions.
"Capital expenditures, net" is defined as growth capital and sustaining capital. We believe that capital expenditures, net and its components are a meaningful measure to assess resource allocation.
"Capital inventory" is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.
"Cash liquidity" is defined as cash plus available and unused Credit Facility less outstanding letters of credit.
"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.
"Cash related interest expense" is defined as total interest expense less amortization of deferred financing costs.
"Combined backlog" is a measure of the total of backlog from wholly-owned entities plus equity method investment backlog.
"Combined gross profit" is defined as consolidated gross profit per the financial statements combined with our share of gross profit from affiliates and joint ventures that are accounted for using the equity method, our share of the equity investment loss from the Fargo Project, as well as the economic benefit generated by IMC for the period from January 1, 2026, through the acquisition completion date of April 7, 2026. This measure is reviewed by management to assess the impact of affiliates and joint ventures’ gross profit on our adjusted EBITDA margin.
"Equity investment depreciation and amortization" is defined as our proportionate share (based on ownership interest) of depreciation and amortization in other affiliates and joint ventures accounted for using the equity method.
"Equity investment EBIT" is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense and income taxes.
"Equity method investment backlog" is a measure of our proportionate share (based on ownership interest) of backlog from affiliates and joint ventures that are accounted for using the equity method.
"Free cash flow" is defined as cash from operations less cash used in investing activities including finance lease additions but excluding cash used for growth capital. For clarity, based on this definition cash generated by joint venture is reported as free cash flow upon issuance of dividends or advances. We believe that free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
"General and administrative expenses (excluding stock-based compensation)" is a measure of general and administrative expenses recorded on the statement of operations less expenses related to stock-based compensation.
"Growth capital", "growth capital additions", and "growth spending" are defined as spending related to new or used revenue-generating and customer facing assets which result in a meaningful increase to earnings and cash flow. For clarity, growth spending is not intended to replace an existing asset.
"Invested capital" is defined as total shareholders' equity plus net debt.

Management's Discussion and Analysis September 30, 2026	M-27	North American Construction Group Ltd.

"Net debt" is defined as senior-secured debt plus the sum of the outstanding principal balance (current and long-term portions) of: senior unsecured notes; vendor financing; and convertible debentures less cash recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements after using available cash.
"Senior-secured debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: finance leases; borrowings under our credit facilities (excluding outstanding Letters of Credit); promissory notes; financing obligations; and mortgage debt. We believe senior-secured debt is a meaningful measure in understanding our debt obligations.
"Share of affiliate and joint venture capital additions" is defined as our proportionate share (based on ownership interest) of capital expenditures, net and lease additions from affiliates and joint ventures that are accounted for using the equity method.
"Sustaining capital" is defined as expenditures, net of routine disposals, related to property, plant and equipment which have been commissioned and are available for use operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.
"Total capital liquidity" is defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility.
"Total combined revenue" is defined as consolidated revenue per the financial statements combined with our share of revenue from affiliates and joint ventures that are accounted for using the equity method, as well as the economic benefit generated by IMC for the period from January 1, 2026, through the acquisition completion date of April 7, 2026. This measure is reviewed by management to assess the impact of affiliates and joint ventures' revenue on our adjusted EBITDA margin.
Non-GAAP ratios
"Margin" is defined as the financial number as a percent of total reported revenue. We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.
"Adjusted EBITDA Margin" is defined as adjusted EBITDA divided by total combined revenue.
"Combined gross profit margin" is defined as combined gross profit divided by total combined revenue.
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
“Net debt leverage” is calculated as net debt at period end divided by the trailing twelve-month adjusted EBITDA. We believe this provides meaningful information about our ability to repay and service debt held at period end.
Supplementary Financial Measures
"Gross profit margin" represents gross profit as a percentage of revenue.
“Total net working capital (excluding cash and current portion of long-term debt)” represents net working capital, less the cash and current portion of long-term debt balances.
INTERNAL SYSTEMS AND PROCESSES
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of September 30, 2026, such disclosure controls and procedures were effective. In accordance with the provisions of National Instrument 52-109

Management's Discussion and Analysis September 30, 2026	M-28	North American Construction Group Ltd.

– Certification of Disclosure in Issuers’ Annual and Interim Filings, management’s assessment of our disclosure controls and procedures did not include the internal controls of IMC, which is included in our 2026 Q3 consolidated financial statements and represented approximately 10% of total assets, 14% of revenues and -36% of net income, respectively for the nine months ended September 30, 2026.
Management’s report on internal control over financial reporting
There have been no significant changes to our internal controls over financial reporting ("ICFR") for the three months ended September 30, 2026, that have materially affected, or are reasonably likely to affect, our ICFR.
LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see "Our Business - Health, Safety and Environmental" in our most recent Annual Information Form for a complete discussion on this topic.
Employees and Labour Relations
As at September 30, 2026, we had 493 salaried employees and 1,580 hourly employees in our Australian operations. Approximately 1,000 are covered under the Fair Work Act and Modern Awards or Enterprise Agreements. These agreements define minimum pay rates and conditions of employment.
As at September 30, 2026, we had 171 salaried employees (September 30, 2025 - 204 salaried employees) and 1,247 hourly employees (September 30, 2025 - 1,139 hourly employees) in our Canadian operations (excluding employees employed by affiliates and joint ventures). Of the hourly employees, approximately 86% of the employees are union members and work under collective bargaining agreements (September 30, 2025 - 82% of the employees). Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations ranges in size from approximately 700 employees to approximately 1,800 employees, depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake.
FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary from the forward-looking information.
Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "anticipate", "believe", "continue", "expect", "intend", "project", "will" or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:
•our expectations regarding the commencement, operational ramp-up, backlog contribution, capital requirements and performance of the five-year heavy equipment services contract awarded to ML Northern;
•our expectations regarding the operational ramp-up, incremental revenue, increased operational presence and capital requirements associated with the expanded Queensland contract;
•our expectations regarding the integration of IMC, including the timing and amount of additional integration costs, the commissioning of equipment, the realization of operational opportunities and growth, and the contribution of IMC to our Australian operating platform;

Management's Discussion and Analysis September 30, 2026	M-29	North American Construction Group Ltd.

•our expectation that IMC’s operations will broaden our regional client base, enhance our service capabilities and strengthen our ability to participate in long-term mining development opportunities in Western Australia;
•our expectation that IMC’s operations will modestly reduce our exposure to regional seasonality;
•our expectations regarding the benefits of our cost-reduction, workforce optimization, fleet right-sizing, maintenance and operational-efficiency initiatives, including their anticipated effects on mechanical availability, profitability and capital efficiency;
•our plans and expectations regarding our operational priorities and growth drivers, including scaling our Australian operations, securing infrastructure awards in North America, expanding mining services in Canada and the United States, and completing the Fargo-Moorhead flood diversion project;
•our expectation that certain expenses excluded in calculating adjusted net earnings will not reoccur;
•our belief that there is minimal risk associated with the collection of our trade receivables;
•our expectation that we will maintain compliance with our financial covenants over the next twelve months;
•statements regarding the amount of backlog and combined backlog, the timing over which backlog is expected to be performed and the revenue expected to be realized from backlog; and
•all financial guidance and other projections provided in the “Outlook” section of this MD&A, including expectations regarding combined revenue, adjusted EBITDA, free cash flow, second-half performance and the factors expected to contribute to that performance.
Assumptions
Material factors or assumptions used to develop forward-looking statements include, but are not limited to:
•commodity prices, including oil, metallurgical coal, thermal coal and the commodities served by IMC’s customers, remaining at levels that support customers’ existing production plans and capital spending;
•worldwide demand for metallurgical coal, thermal coal, base metals, precious metals, critical minerals and rare earth minerals remaining sufficient to support anticipated mining activity;
•oil sands production and customer activity remaining resilient to fluctuations in oil prices;
•continuing demand for heavy construction, earth-moving, mining, infrastructure, equipment-fuelling and equipment-maintenance services in the jurisdictions in which we operate;
•work continuing to be required under our contracts, master services agreements and other customer arrangements, and those arrangements remaining in effect without material reduction, suspension, termination or adverse scope changes;
•customers meeting their contractual obligations, maintaining sufficient economic viability and paying amounts owing to us on a timely basis;
•customers and prospective customers continuing to outsource activities for which we provide services;
•the new ML Northern contract commencing and ramping up substantially in accordance with the anticipated schedule, with the required personnel, equipment and support infrastructure available when needed;
•the expanded Queensland contract reaching anticipated operating levels, with the remaining required equipment acquired, commissioned and available substantially in accordance with the anticipated schedule;
•our ability to successfully integrate IMC, commission the expanded Western Australian fleet, retain key personnel and customer relationships, and realize the anticipated operational and financial benefits of the acquisition;
•our ability to recruit and retain sufficient qualified personnel, including skilled heavy-equipment operators and maintenance personnel, and to maintain adequate maintenance-facility capacity;
•our ability to source, finance, commission and maintain the appropriate size and mix of owned, financed and rented equipment needed to satisfy customer requirements;
•equipment availability, utilization, productivity and maintenance costs being generally consistent with management’s expectations and historical experience;
•cost-reduction, workforce-optimization and fleet-right-sizing initiatives being implemented as planned without adversely affecting customer service, safety or operational performance;

Management's Discussion and Analysis September 30, 2026	M-30	North American Construction Group Ltd.

•the timing, execution and profitability of major projects, including the Fargo-Moorhead flood diversion project, being generally consistent with current forecasts;
•seasonal and weather conditions, including conditions in the Canadian oil sands and Australian operating regions, not differing materially from those incorporated into management’s forecasts;
•second-half activity levels and revenue contributions being consistent with management’s expectations, including anticipated seasonal strengthening and the realization of IMC-related opportunities;
•operating costs, general and administrative expenses, working-capital requirements, interest costs and capital expenditures remaining generally consistent with current forecasts;
•foreign exchange rates, interest rates, tax rates and regulatory conditions not changing materially from the levels incorporated into management’s forecasts;
•continued access to sufficient liquidity, equipment financing and other sources of capital on acceptable terms;
•continued compliance with the terms and financial covenants of our debt arrangements;
•continued positive relationships with the unions representing certain of our employees;
•affiliates and joint ventures performing substantially in accordance with current forecasts and meeting their obligations to us; and
•our continued ability to execute our business strategy, identify and secure new work, maintain and expand customer relationships, improve operational performance and strengthen our balance sheet.
These material factors and assumptions are subject to the risks and uncertainties highlighted in our MD&A for the year ended December 31, 2025, and in our most recently filed Annual Information Form.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See "Assumptions" above, "Assumptions" and "Business Risk Factors" in our annual MD&A for the year ended December 31, 2025, and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.
Risk Management
We are exposed to liquidity, market, and credit risks associated with its financial instruments. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to our Company and operations have been reviewed and assessed to reflect changes in market conditions and operating activities.
Market Risk
Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed to at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets, and contract portfolios. International projects can expose us to risks beyond those typical for our activities in our home market, including economic, geopolitical, geotechnical, military, adoption of new or expansion of existing tariffs and/or taxes or other restrictions, sanctions risk, partner or third-party intermediary misconduct risks, and other risks beyond our control, including the duration and severity of the impact of global economic downturns. We have experienced no material change in market risk as of the quarter

Management's Discussion and Analysis September 30, 2026	M-31	North American Construction Group Ltd.

ended September 30, 2026. For a full discussion of market risk please see our annual MD&A for the year ended December 31, 2025.
ADDITIONAL INFORMATION
Our corporate head office is located at 27287 - 100 Avenue, Acheson, Alberta, T7X 6H8. Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.
Additional information relating to us, including our AIF dated December 31, 2025, can be found on the Canadian Securities Administrators' SEDAR+ System at www.sedarplus.com, the Securities and Exchange Commission’s website at www.sec.gov and on our Company website at www.nacg.ca.

Management's Discussion and Analysis September 30, 2026	M-32	North American Construction Group Ltd.

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Note	September 30, 2026	December 31, 2025
Assets
Current assets
Cash		$111,657	$100,128
Accounts receivable	4, 7	217,458	148,928
Contract assets	5(b)	44,607	30,472
Inventories	6	92,461	75,660
Prepaid expenses and deposits		11,788	6,925
Assets held for sale		953	107
		478,924	362,220
Property, plant and equipment, net of accumulated depreciation of $691,557 (December 31, 2025 – $582,892)		1,605,520	1,358,852
Operating lease right-of-use assets		24,858	10,734
Investments in affiliates and joint ventures	7	61,970	70,416
Intangible assets		22,373	12,333
Other assets		30,071	5,198
Total assets		$2,223,716	$1,819,753
Liabilities and shareholders' equity
Current liabilities
Accounts payable		$219,605	$102,054
Accrued liabilities	7	98,267	89,308
Contract liabilities	5(b)	7,471	22,848
Current portion of long-term debt	8	147,951	160,557
Current portion of contingent obligations	13(a)	18,357	34,597
Current portion of operating lease liabilities		2,291	1,495
		493,942	410,859
Long-term debt	8	1,040,022	749,829
Contingent obligations	13(a)	20,121	28,856
Operating lease liabilities		22,982	9,698
Other long-term obligations		21,848	22,607
Deferred tax liabilities		172,374	141,283
		$1,771,289	$1,363,132
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – September 30, 2026 - 27,435,462 (December 31, 2025 – 28,821,481))	9(a)	270,419	282,957
Treasury shares (September 30, 2026 - 796,568 (December 31, 2025 - 871,244))	9(a)	(13,827)	(14,993)
Additional paid-in capital		—	2,807
Retained earnings		147,638	176,463
Accumulated other comprehensive income		48,197	9,387
Shareholders' equity		452,427	456,621
Total liabilities and shareholders' equity		$2,223,716	$1,819,753
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2026	F-1	North American Construction Group Ltd.

Interim Consolidated Statements of Operations and
Comprehensive (Loss) Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2026	2025	2026	2025
Revenue	5	$413,276	$317,248	$1,133,458	$978,715
Cost of sales	11	299,943	218,033	818,437	690,554
Depreciation and amortization		66,247	49,858	183,498	166,173
Gross profit		47,086	49,357	131,523	121,988
General and administrative expenses		50,808	12,870	91,563	33,214
Loss (gain) on disposal of property, plant and equipment		2,326	740	3,586	(344)
Operating (loss) income		(6,048)	35,747	36,374	89,118
Interest expense, net	12	21,288	15,265	56,858	42,904
Equity loss (earnings) in affiliates and joint ventures	7	18,144	(5,232)	13,275	(3,382)
Loss on derivative financial instruments	13(b)	1,434	1,684	2,184	9,346
Change in fair value of contingent obligations	13(a)	(19,371)	505	(31,369)	(9,703)
(Loss) income before income taxes		(27,543)	23,525	(4,574)	49,953
Current income tax (benefit) expense		(10,177)	206	(10,838)	2,781
Deferred income tax expense		6,822	6,023	15,522	13,463
Net (loss) income		(24,188)	17,296	(9,258)	33,709
Other comprehensive income
Unrealized foreign currency translation gain		(3,843)	(11,153)	(38,810)	(11,072)
Comprehensive (loss) income		$(20,345)	$28,449	$29,552	$44,781

Per share information
Basic net (loss) income per share	9(b)	$(0.90)	$0.59	$(0.34)	$1.17
Diluted net (loss) income per share	9(b)	$(0.90)	$0.56	$(0.34)	$1.11
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2026	F-2	North American Construction Group Ltd.

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income	Total
Balance at December 31, 2024	$228,961	$(15,913)	$20,819	$156,271	$(1,102)	$389,036
Net income	—	—	—	33,709	—	33,709
Unrealized foreign currency translation gain	—	—	—	—	11,072	11,072
Dividends ($0.36 share)	—	—	—	(10,370)	—	(10,370)
Share purchase program	(11,274)	—	(14,527)	—	—	(25,801)
Purchase of treasury shares	—	(3,020)	—	—	—	(3,020)
Stock-based compensation	—	4,190	1,435	—	—	5,625
Conversion of convertible debentures	70,837	—	—	—	—	70,837
Balance at September 30, 2025	$288,524	$(14,743)	$7,727	$179,610	$9,970	$471,088

Balance at December 31, 2025	$282,957	$(14,993)	$2,807	$176,463	$9,387	$456,621
Net loss	—	—	—	(9,258)	—	(9,258)
Unrealized foreign currency translation gain	—	—	—	—	38,810	38,810
Dividends ($0.36 share)	—	—	—	(9,440)	—	(9,440)
Share purchase program	(12,563)	—	(4,482)	(10,127)	—	(27,172)
Purchase of treasury shares	—	(1,680)	—	—	—	(1,680)
Stock-based compensation	—	2,846	1,675	—	—	4,521
Conversion of convertible debentures	25	—	—	—	—	25
Balance at September 30, 2026	$270,419	$(13,827)	$—	$147,638	$48,197	$452,427
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2026	F-3	North American Construction Group Ltd.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2026	2025	2026	2025
Cash provided by (used in)
Operating activities:
Net (loss) income		$(24,188)	$17,296	$(9,258)	$33,709
Adjustments to reconcile net income to cash from operating activities:
Depreciation and amortization		66,247	49,858	183,498	166,173
Amortization of deferred financing costs	12	945	776	2,636	2,050
Loss (gain) on disposal of property, plant and equipment		2,326	740	3,586	(344)
Loss on derivative financial instruments		1,434	1,684	2,184	9,346
Unrealized foreign currency loss		—	1,187	2,739	2,527
Stock-based compensation expense (benefit)		970	(156)	3,838	(2,600)
Equity loss (earnings) in affiliates and joint ventures	7	18,144	(5,232)	13,275	(3,382)
Dividends received from affiliates and joint ventures	7	1,738	94	9,922	1,268
Change in fair value of contingent obligations	13(a)	(19,371)	505	(31,369)	(9,703)
Cash settlement of stock-based compensation		(2,041)	—	(2,041)	—
Deferred income tax expense		6,822	6,023	15,522	13,463
Other adjustments to cash from operating activities		(1,136)	(481)	(1,447)	(396)
Net changes in non-cash working capital	14(b)	(4,724)	19,530	(25,188)	(4,195)
		47,166	91,824	167,897	207,916
Investing activities:
Acquisition of IMC, net of cash acquired	15	—	—	(37,535)	—
Purchase of property, plant and equipment		(101,524)	(66,119)	(243,299)	(233,852)
Additions to intangible assets		(1,211)	(728)	(2,462)	(2,027)
Proceeds on disposal of property, plant and equipment		3,965	2,440	9,500	5,725
Net advances of loans with affiliates and joint ventures		(420)	(1,455)	(6,355)	(1,312)
		(99,190)	(65,862)	(280,151)	(231,466)
Financing activities:
Proceeds from long-term debt	8	59,002	52,708	572,640	618,182
Repayment of long-term debt	8	(52,656)	(38,296)	(332,515)	(504,369)
Financing costs		(408)	(48)	(5,305)	(6,920)
Settlement of convertible debentures	8(c)	—	—	(54,975)	(1,357)
Dividends paid	9(d)	(3,137)	(3,429)	(9,609)	(10,008)
Payments towards contingent obligations	13(a)	—	—	(24,105)	(21,513)
Share purchase program	9(c)	(5,171)	(13,786)	(27,172)	(25,801)
Purchase of treasury shares	9(a)	(1,471)	(2,777)	(1,680)	(3,020)
		(3,841)	(5,628)	117,279	45,194
(Decrease) increase in cash		(55,865)	20,334	5,025	21,644
Effect of exchange rate on changes in cash		(154)	2,278	6,504	2,118
Cash, beginning of period		167,676	79,025	100,128	77,875
Cash, end of period		$111,657	$101,637	$111,657	$101,637
Supplemental cash flow information (note 14(a)).
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2026	F-4	North American Construction Group Ltd.

Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2026
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
(Unaudited)
1. Nature of operations
North American Construction Group Ltd. ("NACG" or the "Company") was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors within Canada, the United States, and Australia.
2. Significant accounting policies
Basis of presentation
These interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These interim consolidated financial statements include the accounts of the Company and its wholly-owned incorporated subsidiaries in Canada, the United States, and Australia. All significant intercompany transactions and balances are eliminated upon consolidation. The Company also holds ownership interests in other corporations, partnerships, and joint ventures.
The Company's full year results are not likely to be a direct multiple of any particular quarter or combination of quarters due to seasonality with variability in weather at times having a direct impact on revenue. In the Queensland and New South Wales regions of Australia, production-related mine support and rental revenue can be impacted by the rainy cyclone season from November through March. During this period, heavy rains can temporarily suspend mining operations from both the direct impacts to the mine itself as well as flooding that can damage perimeter roads required for critical supplies and parts. In Western Australia, the winter months, typically June to August, can bring consistent rain which can hamper equipment utilization. Oil sands mining in Canada revenues are typically highest in the first quarter of each year as ground conditions are most favourable for this type of work while civil construction revenues are typically highest during the third and fourth quarter, as weather conditions during these seasons are most favourable for this type of work. In addition to revenue variability, gross profit margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for servicing.
3. Recent accounting pronouncements not yet adopted
a) Expense disaggregation
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures. This accounting standard update was issued to require public entities to disclose additional information about specific expense categories in the notes to financial statements. This standard is effective for annual statements for the fiscal year beginning January 1, 2027. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
b) Intangibles – Goodwill and Other – Internal-Use Software
In September 2025, the FASB issued ASU 2025-06, Intangibles – Goodwill and Other – Internal-Use Software. This accounting standard update was issued to modernize the accounting for software costs that are accounted for under Subtopic 350-40 by making targeted improvements to 350-40 to increase the operability of the recognition guidance considering different methods of software development. This standard is effective for annual statements for the fiscal year beginning after December 15, 2027, with early adoption permitted. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2026	F-5	North American Construction Group Ltd.

4. Accounts receivable

	September 30, 2026	December 31, 2025
Trade	$98,354	$51,717
Holdbacks	6,255	3,184
Accrued trade receivables	84,994	63,199
Contract receivables	$189,603	$118,100
Other	27,855	30,828
	$217,458	$148,928
The Company has not recorded an allowance for credit losses and there has been no change to this estimate in the period. Included within other are commodity tax receivables, receivables from related parties, and other non-trade receivables.
5. Revenue
a) Disaggregation of revenue

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
Revenue by source
Operations support services	$348,509	$282,996	$982,599	$882,676
Construction services	55,401	26,463	131,449	67,678
Equipment and component sales	9,366	7,789	19,410	28,361
	$413,276	$317,248	$1,133,458	$978,715
By commercial terms
Time-and-materials	$350,380	$274,770	$946,210	$817,002
Unit-price	61,376	40,988	182,275	154,914
Lump-sum	1,520	1,490	4,973	6,799
	$413,276	$317,248	$1,133,458	$978,715
Revenue recognition method
As-invoiced	$330,691	$281,025	$894,756	$824,954
Cost-to-cost percent complete	73,219	28,434	219,292	125,400
Point-in-time	9,366	7,789	19,410	28,361
	$413,276	$317,248	$1,133,458	$978,715
b) Contract balances

	September 30, 2026	December 31, 2025
Contract assets	$44,607	$30,472
Contract liabilities
Contract liabilities	7,471	22,848
Long-term contract liabilities (included in other long-term obligations)	—	1,836
	$7,471	$24,684
Contract assets represent unbilled amounts for revenue recognized from work performed when the Company does not yet have an unconditional right to payment. These balances typically arise from percentage-of-completion contracts where revenue recognized exceeds amounts billed to customers. Contract assets may also include variable consideration, such as unapproved contract modifications, or amounts related to transactions in which control of an asset is transferred before the criteria to derecognize a liability to a counterparty are met. The increase in contract assets was due to the acquisition of IMC and higher cost-to-cost percent complete measurements across various scopes of work, partially offset by the derecognition of $16,564 in contract assets following the reassignment of financing obligations associated with an equipment sale. The sale was recognized as of December 31, 2025, with the final transfer of the related financing obligations completed on January 29, 2026.
Contract liabilities are amounts received in advance from customers, including billings in excess of costs incurred and upfront payments for long-term contracts. These are recognized when payments precede the fulfillment of performance obligations and are realized as revenue once the Company completes the related work. During the three and nine months ended September 30, 2026, the Company recognized revenue of $11,976 and $23,998,

Interim Consolidated Financial Statements (Unaudited) September 30, 2026	F-6	North American Construction Group Ltd.

respectively, that was included in the contract liability balance as of June 30, 2026, and December 31, 2025, respectively ($6,444 and $nil in 2025 that was included in the contract balance as of June 30, 2025, and December 31, 2024, respectively).
c) Transaction price allocated to the remaining performance obligations
The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.

For the year ended December 31,
2026 (excluding the nine months ended September 30, 2026)	$66,624
2027	88,701
$155,325
d) Unapproved contract modifications
The Company recognized revenue from variable consideration related to unapproved contract modifications for the three and nine months ended September 30, 2026, of $5,768 and $18,177, respectively (three and nine months ended September 30, 2025 – $855 and $3,539). The Company also assumed $3,672 of outstanding unapproved contract modifications upon acquisition of IMC. The Company settled and collected $1,179 and $6,237, respectively, of outstanding unapproved contract modifications in the three and nine months ended September 30, 2026. The Company has recorded amounts in current assets related to uncollected consideration from revenue recognized on unapproved contract modifications as at September 30, 2026, of $18,848 (December 31, 2025 – $3,223).
6. Inventories

	September 30, 2026	December 31, 2025
Repair parts	$68,031	$58,451
Fuel and lubricants	2,305	1,470
Parts and supplies	70,336	59,921
Parts, supplies and components for equipment rebuilds	20,226	15,565
Customer rebuild work in process	1,899	174
	$92,461	$75,660
Parts and supplies relate to inventory held for internal consumption. Parts, supplies and components for equipment rebuilds and customer rebuild work in process relate to inventory held for external sales.
7. Investments in affiliates and joint ventures
The following is a summary of the Company’s interests in its various affiliates and joint ventures, which it accounts for using the equity method:

Affiliate or joint venture name:	Interest
Fargo joint ventures "Fargo"
ASN Constructors ("ASN")	30%
Red River Valley Alliance LLC ("RRVA")	15%
Mikisew North American Limited Partnership ("MNALP")	49%
Nuna Group of Companies ("Nuna")
Nuna Logistics Ltd.	49%
North American Nuna Joint Venture	50%
Nuna East Ltd.	37%
Nuna Pang Contracting Ltd.	37%
Nuna West Mining Ltd.	49%
IMC PKKPE JV Pty Ltd ("IMC PKKPE")	50%
NAYL Realty Inc.	49%
Barrooghumba WPH Pty Ltd.	50%
Ngaliku WPH Pty Ltd.	50%

Interim Consolidated Financial Statements (Unaudited) September 30, 2026	F-7	North American Construction Group Ltd.

The following table summarizes the movement in the investments in affiliates and joint ventures balance:

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
Balance, beginning of period	$71,479	$79,181	$70,416	$84,692
Additions arising from the acquisition of IMC	109	—	4,771	—
Share of net (loss) income	(18,144)	5,232	(13,275)	3,382
Dividends and advances received from affiliates and joint ventures	(1,738)	(94)	(9,922)	(1,268)
Estimated liability - guarantee of obligations	9,832	—	9,832	—
Intercompany eliminations and other	432	1,046	148	(1,441)
Balance, end of period	61,970	85,365	61,970	85,365
IMC PKKPE JV Pty Ltd. has been added through the acquisition of IMC (note 15). This entity is a joint venture between IMC and PKKP Enterprises, an Indigenous-owned entity. The joint venture was established to support the award of certain customer contracts through the involvement of an Indigenous business partner. All services under the joint venture contracts are performed by IMC. The entity continues in its operations following the acquisition.
As of September 30, 2026, the Company has an obligation to fund of $9,832 associated with the ASN joint venture. These balances primarily relate to the Company's share of estimated losses undertaken by the joint venture and have been classified as an accrued liability on the Consolidated Balance Sheets, as the Company has obligations or commitments requiring continued recognition of such losses.
a) Affiliate and joint venture condensed financial data
The financial information for the Company's share of the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:
Balance Sheets

September 30, 2026	Fargo	MNALP	Nuna	IMC PKKPE	Other entities	Total
Assets
Cash	$8,310	$1,778	$228	$2,048	$245	$12,609
Other current assets	33,303	43,394	28,877	3,159	1,698	110,431
Non-current assets	258,490	12,637	25,012	—	8,870	305,009
Total assets	$300,103	$57,809	$54,117	$5,207	$10,813	$428,049
Liabilities
Contract liabilities	$5,312	$—	$—	$—	$7	$5,319
Other current liabilities (excluding current portion of long-term debt)	53,259	37,521	6,637	2,055	1,868	101,340
Long-term debt (including current portion)	233,557	4,632	5,150	536	5,722	249,597
Non-current liabilities	38	—	9,395	—	390	9,823
Total liabilities	$292,166	$42,153	$21,182	$2,591	$7,987	$366,079
Net investments in affiliates and joint ventures	$7,937	$15,656	$32,935	$2,616	$2,826	$61,970

December 31, 2025	Fargo	MNALP	Nuna	IMC PKKPE	Other entities	Total
Assets
Cash	$15,820	$10,365	$161	$—	$362	$26,708
Other current assets	36,880	52,157	23,611	—	1,422	114,070
Non-current assets	276,530	11,097	18,922	—	6,928	313,477
Total assets	$329,230	$73,619	$42,694	$—	$8,712	$454,255
Liabilities
Contract liabilities	$21,077	$—	$184	$—	$57	$21,318
Other current liabilities (excluding current portion of long-term debt)	68,295	28,544	140	—	1,454	98,433
Long-term debt (including current portion)	221,231	28,249	4,265	—	5,858	259,603
Non-current liabilities	105	—	4,380	—	—	4,485
Total liabilities	$310,708	$56,793	$8,969	$—	$7,369	$383,839
Net investments in affiliates and joint ventures	$18,522	$16,826	$33,725	$—	$1,343	$70,416

Interim Consolidated Financial Statements (Unaudited) September 30, 2026	F-8	North American Construction Group Ltd.

Included within the Company's share of Nuna, as at September 30, 2026, are contract assets (other current assets) of $1,591 from variable consideration related to unapproved contract modifications (December 31, 2025 – $1,591).
Statements of Operations

Three months ended September 30, 2026	Fargo	MNALP	Nuna	IMC PKKPE	Other entities	Total
Revenue	$112	$72,152	$13,454	$4,403	$2,558	$92,679
Depreciation	2,031	847	866	—	—	3,744
Gross (loss) profit	(49,858)	1,769	1,391	947	375	(45,376)
General and administrative (recoveries) expenses	(29,432)	169	1,135	(440)	—	(28,568)
Interest expense (income)	293	38	108	21	59	519
(Loss) income before taxes	(20,719)	1,599	480	661	204	(17,775)
Net (loss) income	(20,719)	1,599	359	463	154	(18,144)

Three months ended September 30, 2025	Fargo	MNALP	Nuna	IMC PKKPE	Other entities	Total
Revenue	$53,763	$68,110	$10,820	$—	$2,253	$134,946
Depreciation	2,574	2,232	566	—	—	5,372
Gross profit	2,659	2,357	2,116	—	291	7,423
General and administrative expenses	851	372	736	—	—	1,959
Interest (income) expense, net	(449)	353	77	—	60	41
Income (loss) before taxes	2,256	1,632	2,153	—	(378)	5,663
Net income (loss)	2,256	1,632	1,759	—	(415)	5,232

Nine months ended September 30, 2026	Fargo	MNALP	Nuna	IMC PKKPE	Other entities	Total
Revenue	$61,874	$200,715	$27,316	$10,677	$7,540	$308,122
Depreciation	6,059	1,953	2,031	—	55	10,098
Gross (loss) profit	(45,837)	5,486	2,322	2,153	896	(34,980)
General and administrative (recoveries) expenses	(25,941)	533	3,161	—	4	(22,243)
Interest expense (income)	799	183	242	—	158	1,382
(Loss) income before taxes	(20,695)	6,669	(932)	1,448	511	(12,999)
Net (loss) income	(20,695)	6,669	(649)	1,014	386	(13,275)

Nine months ended September 30, 2025	Fargo	MNALP	Nuna	IMC PKKPE	Other entities	Total
Revenue	$114,528	$241,089	$30,051	$—	$7,018	$392,686
Depreciation	8,568	7,230	1,398	—	94	17,290
Gross (loss) profit	(444)	6,324	4,172	—	731	10,783
General and administrative expenses	2,933	1,219	3,680	—	13	7,845
Interest (income) expense, net	(1,403)	1,058	324	—	157	136
(Loss) income before taxes	(1,974)	4,047	1,049	—	483	3,605
Net (loss) income	(1,974)	4,047	946	—	363	3,382
b) Related parties
The following table provides the material aggregate outstanding balances with affiliates and joint ventures. Accounts payable and accrued liabilities due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing.

	September 30, 2026	December 31, 2025
Accounts receivable	$77,533	$66,899
Contract assets	7,523	5,668
Other assets	2,600	475
Accounts payable	18,814	4,187
Accrued liabilities	27,195	16,011
The Company enters into transactions with its joint ventures and affiliates for services consisting primarily of subcontractor services, equipment rental, and sales of equipment and components. All such transactions are conducted in the normal course of operations at terms established and agreed upon by the related parties. The

Interim Consolidated Financial Statements (Unaudited) September 30, 2026	F-9	North American Construction Group Ltd.

majority of these services are performed through the MNALP joint venture, in which MNALP acts as the primary contractor and subcontracts work to the Company. The Company also provides mine services through IMC PKKPE, a joint venture that enters into mine services contracts with external customers and subcontracts the related site work to IMC.
For the three and nine months ended September 30, 2026, consolidated revenue earned from these arrangements was $149,872 and $407,496, respectively (three and nine months ended September 30, 2025 - $124,654 and $446,487, respectively). Accounts receivable are recognized on the Company's consolidated balance sheet when the joint venture invoices the external customer, and are derecognized upon the joint venture's receipt of payment. As at September 30, 2026, MNALP and IMC PKKPE had combined accounts receivable of $80,914 on a 100% basis (December 31, 2025 – $63,854).
8. Long-term debt

	Note	September 30, 2026	December 31, 2025
Senior unsecured notes	8(a)	$550,000	$350,000
Equipment financing	8(b)	440,104	309,238
Credit Facility	8(d)	180,000	174,156
Convertible debentures	8(e)	—	55,000
Mortgage		26,079	26,742
Unamortized debt premium on senior secured notes		3,073	3,587
Unamortized deferred financing costs		(11,283)	(8,337)
		$1,187,973	$910,386
Less: current portion of long-term debt		(147,951)	(160,557)
		$1,040,022	$749,829
The current portion of long-term debt in both periods includes amounts due within the next 12 months for equipment financing and mortgage.
a) Senior Unsecured Notes

	Note	September 30, 2026	December 31, 2025
7.75% senior unsecured notes	8(a)(i)	$350,000	$350,000
7.00% senior unsecured notes	8(a)(ii)	200,000	—
		$550,000	$350,000
i) 7.75% Senior unsecured notes
On May 1, 2025, the Company completed an initial private placement of $225.0 million aggregate principal amount of senior unsecured notes due May 1, 2030. On October 22, 2025, the Company completed an additional private placement of $125.0 million aggregate principal amount as part of the same series as the initial notes, bringing the total outstanding balance to $350.0 million (the “2025 Notes”). The additional offering was issued at a premium of $3.8 million, included within Long-term debt and amortized straight-line through interest expense. The 2025 Notes accrue interest at the rate of 7.75% per annum, payable semi-annually in arrears on November 1 and May 1 each year, commencing on November 1, 2025.
The indenture governing the Notes (the “2025 Indenture”) contains customary covenants that limit the Company's ability, in certain respects and subject to certain qualifications and exceptions, to incur additional debt, issue preferred stock, make certain payments and investments, create liens, enter into transactions with affiliates, consolidate, merge, or transfer property and assets.
In the event of a change in control of the Company, the Company may be required to offer to repurchase the 2025 Notes for a cash price equal to at least 101% of the aggregate principal amount of 2025 Notes outstanding, plus accrued and unpaid interest.

Interim Consolidated Financial Statements (Unaudited) September 30, 2026	F-10	North American Construction Group Ltd.

Prior to May 1, 2027, the Company may, upon notice to holders, redeem up to 40% of the principal amount of 2025 Notes outstanding by payment of a cash redemption price equal to 107.75% of the principal amount of 2025 Notes redeemed from the proceeds of an equity offering, or may redeem more than 40% of the principal amount of 2025 Notes outstanding by payment of certain higher premiums set out in more detail in the 2025 Indenture. On or after May 1, 2027, the Company may redeem all or any part of the 2025 Notes, upon notice to the holders, by paying a cash redemption price equal to 103.875% of the principal amount for redemptions in 2027, 101.938% of the principal amount for redemptions beginning May 1, 2028 and 100% of the principal amount for redemptions beginning May 1, 2029. Upon any redemption, the Company will also pay all accrued and unpaid interest up to the date of redemption.
The 2025 Notes are subordinate to the Company's Credit Facility, equipment financing and building mortgage.
ii) 7.00% Senior unsecured notes
On June 16, 2026, the Company completed a private placement of $200.0 million aggregate principal amount of senior unsecured notes due June 16, 2031 (the "2026 Notes"). The 2026 Notes accrue interest at the rate of 7.00% per annum, payable semi-annually in arrears on June 16 and December 16 each year, commencing on December 16, 2026.
The indenture governing the 2026 Notes (the “2026 Indenture”) contains customary covenants that limit the Company's ability, in certain respects and subject to certain qualifications and exceptions, to incur additional debt, issue preferred stock, make certain payments and investments, create liens, enter into transactions with affiliates, consolidate, merge, or transfer property and assets.
In the event of a change in control of the Company, the Company may be required to offer to repurchase the 2026 Notes for a cash price equal to at least 101% of the aggregate principal amount of Notes outstanding, plus accrued and unpaid interest.
Prior to June 16, 2028, the Company may, upon notice to holders, redeem up to 40% of the principal amount of Notes outstanding by payment of a cash redemption price equal to 107.00% of the principal amount of 2026 Notes redeemed from the proceeds of an equity offering, or may redeem all or any part of the 2026 Notes outstanding by payment of certain higher premiums set out in more detail in the 2026 Indenture. On or after June 16, 2028, the Company may redeem all or any part of the 2026 Notes, upon notice to the holders, by paying a cash redemption price equal to 103.50% of the principal amount for redemptions, 101.75% for redemptions beginning June 16, 2029 and 100% of the principal amount for redemptions beginning June 16, 2030. Upon any redemption, the Company will also pay all accrued and unpaid interest up to the date of redemption.
The 2026 Notes are subordinate to the Company's Credit Facility, equipment financing and building mortgage.

Interim Consolidated Financial Statements (Unaudited) September 30, 2026	F-11	North American Construction Group Ltd.

b) Equipment financing

	Note	September 30, 2026	December 31, 2025
Financing obligations	8(c)	$342,399	$225,294
Finance lease obligations		96,171	81,444
Promissory notes		1,534	2,500
		$440,104	$309,238

	Three months ended			Three months ended
	September 30, 2026			September 30, 2025
	Additions	Payments	Change in foreign exchange rates	Additions	Payments	Change in foreign exchange rates
Financing obligations	$9,005	$(30,807)	$963	$36,361	$(22,316)	$4,655
Finance lease obligations	8,580	(6,433)	(136)	5,845	(6,061)	311
Promissory notes	—	(193)	—	1,347	(499)	—
	$17,585	$(37,433)	$827	$43,553	$(28,876)	$4,966

	Nine months ended			Nine months ended
	September 30, 2026			September 30, 2025
	Additions	Payments	Change in foreign exchange rates	Additions	Payments	Change in foreign exchange rates
Financing obligations	$193,849	$(73,710)	$13,746	$109,531	$(68,261)	$5,617
Finance lease obligations	32,452	(19,657)	1,932	50,653	(18,317)	842
Promissory notes	—	(966)	—	1,885	(1,532)	—
	$226,301	$(94,333)	$15,678	$162,069	$(88,110)	$6,459
In addition to Payments, on January 29, 2026, the reassignment of financing liabilities relating to a disposal in 2025 Q4 was completed, resulting in $16,780 being derecognized from financing obligations.
The Company assumed $52,147 of financing obligations upon the IMC acquisition (note 15), which are included in Additions.
c) Financing obligations
During the three and nine months ended September 30, 2026, the Company recorded new financing obligations of $9,005 and $193,849, respectively. Of the new financing obligations, $52,147 was assumed upon the acquisition of IMC (note 15). The financing contracts assumed upon acquisition expire between August 2026 and March 2031 with annual interest rates between 2.39% and 7.49%. Other new financing contracts expire between May 2028 and April 2031 and bear interest between 4.39% and 7.99%. The financing obligations are secured by the corresponding property, plant and equipment.
d) Credit Facility
On April 2, 2026, the Company entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a syndicate of banks. The facility matures on April 7, 2029, with an option for annual extensions, subject to certain conditions. The Credit Facility is structured as a revolving facility, comprising a Canadian dollar tranche of $300.0 million (no change) and an Australian dollar tranche of $250.0 million AUD (no change), for a total lending capacity of $547.2 million based on the exchange rate as of September 30, 2026.
As of September 30, 2026, there were borrowings of $180.0 million under the Canadian dollar tranche and $nil AUD under the Australian dollar tranche, for total borrowings of $180.0 million. The facility allows for Senior Unsecured Notes with no limit, equipment financing up to $500.0 million (including Company guarantees for joint ventures, up from $400.0 million), vendor financing up to $250.0 million (added limit), and other borrowings up to $20.0 million. An accordion feature provides an additional $100.0 million in potential capacity (up from $50.0 million).
As of September 30, 2026, letters of credit issued under the facility totaled $66.9 million (December 31, 2025 - $32.5 million), and unused borrowing availability was $300.3 million (December 31, 2025 - $322.3 million). Equipment financing availability stood at $38.0 million (December 31, 2025 - $35.6 million), which includes both current and long-term finance lease obligations and guarantees for joint venture finance leases.

Interim Consolidated Financial Statements (Unaudited) September 30, 2026	F-12	North American Construction Group Ltd.

The Credit Facility includes three financial covenants, which are tested quarterly on a trailing four-quarter basis. As of September 30, 2026, the Company was in compliance with all covenants.
i.Senior Debt to Bank EBITDA Ratio
Senior Debt comprises the outstanding principal balances of finance leases, credit facility borrowings (including Letters of Credit), promissory notes, financing obligations, and guarantees for joint ventures, excluding vendor financing, convertible debentures, and senior unsecured notes. Bank EBITDA is defined as earnings before interest, taxes, depreciation, and amortization, adjusted for certain non-cash and non-operating items. The required ratio must not exceed 3.0:1.
ii.Total Debt to Bank EBITDA Ratio
Total Debt includes all components of Senior Debt, plus mortgages, vendor financing, and senior unsecured notes, but excludes convertible debentures. The required ratio must be less than or equal to 4.0:1.
iii.Interest Coverage Ratio
Calculated as Bank EBITDA divided by cash interest expense, which includes all interest and financing charges as defined under GAAP. The required ratio must be greater than 3.0:1.
The Credit Facility accrues interest at rates based on the Canadian prime rate, U.S. Dollar Base Rate, Australian Bank Bill Swap Reference Rate (BBSY), Canadian Bankers’ Acceptance Rate, or Secured Overnight Financing Rate (SOFR), as defined in the Credit Facility agreement, plus applicable margins. As of September 30, 2026, the weighted average interest rate on amounts drawn was 6.10% (December 31, 2025 - 5.60%). In addition, the Company incurs non-refundable standby fees ranging from 0.40% to 0.70%, depending on its Total Debt to Bank EBITDA Ratio. The Credit Facility is secured by a lien on all existing and future property of the Company.
The Company serves as a guarantor for drawn amounts under revolving equipment lease credit facilities for its affiliates MNALP and Nuna, subject to approval by the Company. These facilities enable MNALP and Nuna to access credit through lease agreements or equipment finance contracts, supported by appropriate documentation. As of September 30, 2026, the Company’s guarantee exposure on this facility was $9.4 million for MNALP, and $14.1 million for Nuna (December 31, 2025 - $57.7 million for MNALP, $nil for Nuna). The Company’s liability is limited to any shortfall in the event of default, should proceeds from the sale of underlying assets be insufficient to cover outstanding amounts. Currently, there are no indications of payment issues by MNALP or Nuna, and no liability has been recorded in connection with this guarantee.
e) Convertible debentures
On March 31, 2026, the Company’s 5.00% convertible debentures, with an aggregate principal amount of $55,000, matured in accordance with their original terms. Prior to maturity, holders converted $25 of principal into 999 common shares. The remaining principal balance of $54,975, plus an additional $1,375 for accrued and unpaid interest up to but excluding the maturity date, was settled in cash, funded through the Company's existing Credit Facility. As a result, all obligations under these debentures were extinguished as of the maturity date. The settlement did not result in any gain or loss on extinguishment. As of March 31, 2026, there were no remaining unamortized deferred financing costs related to these debentures.
On January 29, 2025, the Company issued a notice of redemption for its 5.50% convertible debentures, at a redemption price equal to the principal amount plus accrued and unpaid interest up to, but excluding, the redemption date of February 28, 2025. Holders were permitted to convert their debentures into common shares at $24.23 per share until the redemption date. Between January 29 and February 28, 2025, holders converted $72,749 of principal into 3,002,231 common shares. The remaining balance of $1,357 was settled in cash. Following redemption, the debentures were delisted from the Toronto Stock Exchange, and the Company derecognized $1,912 of unamortized deferred financing costs related to these debentures.

Interim Consolidated Financial Statements (Unaudited) September 30, 2026	F-13	North American Construction Group Ltd.

9. Shares
a) Common shares

	Common shares	Treasury shares	Common shares, net of treasury shares
Issued and outstanding at December 31, 2025	28,821,481	(871,244)	27,950,237
Retired through share purchase program	(1,387,018)	—	(1,387,018)
Issued upon conversion of convertible debentures	999	—	999
Purchase of treasury shares	—	(15,777)	(15,777)
Settlement of certain equity classified stock-based compensation	—	90,453	90,453
Issued and outstanding at September 30, 2026	27,435,462	(796,568)	26,638,894
b) Net income per share

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
Net (loss) income	$(24,188)	$17,296	$(9,258)	$33,709
Interest from Convertible Debentures (after tax)	—	624	—	2,352
Diluted net income available to common shareholders	$(24,188)	$17,920	$(9,258)	$36,061

Weighted-average number of common shares	26,772,517	29,166,135	27,151,499	28,798,450
Weighted-average effect of dilutive securities
Dilutive effect of treasury shares	—	919,375	—	977,219
Dilutive effect of 5.00% convertible debentures	—	2,198,241	—	2,198,241
Dilutive effect of 5.50% convertible debentures	—	—	—	614,786
Weighted-average number of diluted common shares	26,772,517	32,283,751	27,151,499	32,588,696

Basic net (loss) income per share	$(0.90)	$0.59	$(0.34)	$1.17
Diluted net (loss) income per share	$(0.90)	$0.56	$(0.34)	$1.11
For the three and nine months ended September 30, 2026, all securities were anti-dilutive and, as such, were excluded from the calculation of diluted net income per share.
For the three and nine months ended September 30, 2025, all securities were dilutive.
c) Share purchase program
On November 20, 2025, the Company commenced a normal course issuer bid ("NCIB") under which a maximum number of 2,729,056 common shares were authorized to be purchased. During the nine months ended September 30, 2026, the Company purchased and subsequently cancelled 1,387,018 shares under this NCIB, which resulted in a decrease to common shares of $12,563, a decrease to additional paid-in capital of $4,482, and a decrease to retained earnings of $10,127. To support the NCIB, the Company entered into an automatic share purchase plan with a designated broker. This plan allows for the purchase of up to 2,729,056 common shares until the NCIB’s expiry on November 19, 2026.
During the nine months ended September 30, 2025, the Company purchased and subsequently cancelled 1,256,721 shares under another NCIB which commenced on November 4, 2024, which resulted in a decrease to common shares of $11,274 and a decrease to additional paid-in capital of $14,527. During the year ended December 31, 2025, the Company completed this NCIB on November 3, 2025, upon the purchase and cancellation of a total of 1,781,550 common shares, which resulted in a decrease to common shares of $15,736 and a decrease to additional paid-in capital of $22,153.

Interim Consolidated Financial Statements (Unaudited) September 30, 2026	F-14	North American Construction Group Ltd.

d) Dividends

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q1 2025	February 24, 2025	$0.12	March 13, 2025	April 9, 2025	$3,557
Q2 2025	May 14, 2025	$0.12	June 4, 2025	July 11, 2025	$3,429
Q3 2025	August 12, 2025	$0.12	August 29, 2025	October 3, 2025	$3,384
Q4 2025	November 10, 2025	$0.12	November 26, 2025	January 9, 2026	$3,272
Q1 2026	March 9, 2026	$0.12	March 26, 2026	April 9, 2026	$3,200
Q2 2026	May 11, 2026	$0.12	June 3, 2026	July 3, 2026	$3,137
Q3 2026	August 11, 2026	$0.12	August 28, 2026	October 2, 2026	$3,103
10. Segmented information
a) General information
The Company provides a wide range of mining and heavy civil construction services to customers in the resource development and industrial construction sectors within Canada, the United States, and Australia. A significant portion of our services are primarily focused on supporting the construction and operation of surface mines. The Company considers the basis on which it is organized, including geographic areas, to identify its operating segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision makers ("CODMs") are the President & CEO and the CFO of the Company.
The Company’s reportable segments are Heavy Equipment - Canada, Heavy Equipment - Australia, and Other. Heavy Equipment - Canada and Heavy Equipment - Australia include all of aspects of the mining and heavy civil construction services provided within those geographic areas. Other includes our mine management contract work in the United States, our external maintenance and rebuild programs and our equity method investments, along with associated management fee recoveries.
Segment performance is evaluated by the CODMs based on gross profit and is measured consistently with gross profit in the consolidated financial statements. Inter-segment revenues are eliminated on consolidation and reflected in the Eliminations column.
b) Results by reportable segment

Three months ended September 30, 2026	Heavy Equipment - Australia	Heavy Equipment - Canada	Other	Eliminations	Total
Revenue from external customers	$266,805	$141,241	$4,373	$—	$412,419
Revenue from intersegment transactions	999	—	19	(161)	857
Cost of sales	196,265	100,777	3,108	(207)	299,943
Depreciation and amortization	39,494	26,990	—	(237)	66,247
Segment gross profits	32,045	13,474	1,284	283	47,086
General and administrative expenses	11,626	7,324	30,250	—	49,200
Purchase of property, plant and equipment	60,382	41,142	—	—	101,524

Three months ended September 30, 2025	Heavy Equipment - Australia	Heavy Equipment - Canada	Other	Eliminations	Total
Revenue from external customers	$188,531	$125,695	$3,082	$—	$317,308
Revenue from intersegment transactions	—	—	—	(60)	(60)
Cost of sales	128,226	88,313	1,633	(139)	218,033
Depreciation and amortization	23,543	26,009	—	306	49,858
Segment gross profits	36,762	11,373	1,449	(227)	49,357
General and administrative expenses	7,658	4,482	(3,387)	—	8,753
Purchase of property, plant and equipment	41,468	24,651	—	—	66,119

Interim Consolidated Financial Statements (Unaudited) September 30, 2026	F-15	North American Construction Group Ltd.

Nine months ended September 30, 2026	Heavy Equipment - Australia	Heavy Equipment - Canada	Other	Eliminations	Total
Revenue from external customers	$729,006	$394,690	$8,890	$—	$1,132,586
Revenue from intersegment transactions	1,530	—	19	(677)	872
Cost of sales	534,516	279,029	5,615	(723)	818,437
Depreciation and amortization	96,178	86,334	—	986	183,498
Segment gross profits	99,842	29,327	3,294	(940)	131,523
General and administrative expenses	30,126	18,236	27,075	—	75,437
Purchase of property, plant and equipment	158,252	85,047	—	—	243,299

Nine months ended September 30, 2025	Heavy Equipment - Australia	Heavy Equipment - Canada	Other	Eliminations	Total
Revenue from external customers	$514,233	$451,169	$12,804	$—	$978,206
Revenue from intersegment transactions	139	—	4,627	(4,257)	509
Cost of sales	362,032	320,875	11,796	(4,149)	690,554
Depreciation and amortization	65,158	103,374	—	(2,359)	166,173
Segment gross profits	87,182	26,920	5,635	2,251	121,988
General and administrative expenses	22,214	14,200	(8,732)	—	27,682
Purchase of property, plant and equipment	132,402	101,450	—	—	233,852
Revenue from intersegment transactions includes transactions with the Company’s joint ventures accounted for using the equity method which are not eliminated upon consolidation.
Segment assets

	September 30, 2026	December 31, 2025
Heavy Equipment - Australia	$1,419,649	$911,679
Heavy Equipment - Canada	766,502	787,440
Other	324,483	318,084
Eliminations	(286,918)	(197,450)
	$2,223,716	$1,819,753
c) Reconciliation
General and administrative expenses

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
Total general and administrative expenses for reportable segments	$49,200	$8,753	$75,437	$27,682
Reconciling items:
Head office general and administrative expenses	1,687	3,532	11,641	9,388
Unrealized foreign exchange loss (gain)	(1,048)	740	648	(1,257)
Stock based compensation expense (benefit)	969	(155)	3,837	(2,599)
General and administrative expenses	$50,808	$12,870	$91,563	$33,214

Interim Consolidated Financial Statements (Unaudited) September 30, 2026	F-16	North American Construction Group Ltd.

Income before income taxes

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
Total gross profit for reportable segments	$47,086	$49,357	$131,523	$121,988
Reconciling items:
General and administrative expenses	50,808	12,870	91,563	33,214
Loss (gain) on disposal of property, plant and equipment	2,326	740	3,586	(344)
Interest expense	21,288	15,265	56,858	42,904
Equity loss (earnings) in affiliates and joint ventures	18,144	(5,232)	13,275	(3,382)
Loss on derivative financial instruments	1,434	1,684	2,184	9,346
Change in fair value of contingent obligations	(19,371)	505	(31,369)	(9,703)
(Loss) income before income taxes	$(27,543)	$23,525	$(4,574)	$49,953
d) Geographic information
Revenue

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
Australia	$267,706	$188,471	$729,922	$514,321
Canada	144,050	127,289	398,563	460,127
United States	1,520	1,488	4,973	4,267
	$413,276	$317,248	$1,133,458	$978,715
Revenue from external customers is attributed to countries on the basis of the customer's location.
Long lived assets

	September 30, 2026	December 31, 2025
Australia	$1,034,308	$729,993
Canada	648,514	657,124
	$1,682,822	$1,387,117
Long lived assets consists of property, plant and equipment, lease assets, and other assets including intangibles. Geographic information is attributed to countries based on the location of the assets.
11. Cost of sales

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
Salaries, wages and benefits	$141,670	$97,762	$384,855	$291,337
Repair parts and consumable supplies	57,343	45,164	165,639	171,019
Subcontractor services	50,783	49,906	151,578	148,742
Equipment and component sales	21,238	12,825	46,592	41,105
Third-party equipment rentals	21,377	6,934	49,077	19,637
Fuel	1,608	2,186	4,784	6,906
Other	5,924	3,256	15,912	11,808
	$299,943	$218,033	$818,437	$690,554

Interim Consolidated Financial Statements (Unaudited) September 30, 2026	F-17	North American Construction Group Ltd.

12. Interest expense, net

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
Senior unsecured notes	$10,366	$4,395	$24,354	$7,309
Equipment financing	6,682	4,669	17,361	13,356
Credit Facility	2,943	4,287	11,395	16,019
Convertible debentures	—	693	674	2,668
Mortgage	223	230	673	695
Amortization of debt premium on senior secured notes	(175)	—	(514)	—
Amortization of deferred financing costs	945	776	2,636	2,050
Interest expense	$20,984	$15,050	$56,579	$42,097
Other interest expense, net	304	215	279	807
	$21,288	$15,265	$56,858	$42,904
13. Financial instruments and risk management
a) Fair value measurements
The fair values of the Company’s cash, accounts receivable, accounts payable, and accrued liabilities approximate their carrying amounts due to the nature of the instrument or the relatively short periods to maturity for the instruments. The Credit Facility has a carrying value that approximates the fair value due to the floating rate nature of the debt. The promissory notes have a carrying value that is not materially different than their fair value due to similar instruments bearing similar interest rates.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		September 30, 2026		December 31, 2025
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior unsecured notes	Level 2	$553,073	$559,313	$353,587	$360,062
Financing obligations	Level 2	342,399	339,394	225,294	224,003
Mortgage	Level 2	26,079	23,980	26,742	24,194
Convertible debentures	Level 1	—	—	55,000	55,330
The Company classifies contingent obligations arising from the MacKellar and IMC acquisitions as Level 3 within the fair value hierarchy, as the determination of fair value relies on significant unobservable inputs. These obligations are measured at fair value by discounting estimated future payments to their net present value using a discount rate the Company believes reflects market participant assumptions.
The MacKellar acquisition (2023) gave rise to three Level 3 contingent obligations:
•Contingent payment - Based on forecasted performance of a specific MacKellar customer; this obligation was settled in full during the three months ended June 30, 2026.
•Deferred consideration - A vendor-provided debt mechanism payable in equal annual installments over four years, with a final payment due September 30, 2027.
•Earn-out payments - Valued using projected MacKellar financial results, payable over four years with a final payment due September 30, 2027.
The IMC acquisition (note 15) gave rise to two Level 3 contingent obligations:
•Deferred consideration - Seller takeback financing payable in seven equal installments from June 30, 2026 through June 30, 2029.
•Contingent consideration - An earn-out structure comprising eight payments, each based on IMC's financial results generated over the corresponding six-month period from January 1, 2026 through December 31, 2029, with the final payment due March 31, 2030.
The estimated liabilities for both the MacKellar and IMC contingent obligations are based on forecasted information and as such, could result in a range of outcomes. The impact of a reasonably possible change of +/- 10% in

Interim Consolidated Financial Statements (Unaudited) September 30, 2026	F-18	North American Construction Group Ltd.

forecasted net income on the fair value of the earn-out obligations is estimated to be between a $656 decrease to a $656 increase on the fair value for MacKellar and a $1,302 decrease to a $1,302 increase for IMC as at September 30, 2026. During the three months ended September 30, 2026, there has been no change in the valuation approach or technique.
Reconciliation of Level 3 recurring fair value measurements:

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2026	2025	2026	2025
Balance, beginning of period		$74,664	$96,837	$63,453	$127,866
(Reductions) additions to level 3	15	(16,574)	—	25,748	—
Changes in fair value recognized in earnings		(19,371)	505	(31,369)	(9,703)
Changes in foreign exchange rates		(241)	2,748	4,751	3,440
Payments		—	—	(24,105)	(21,513)
Balance, end of the period		$38,478	$100,090	$38,478	$100,090
Changes in the fair value of the contingent obligations are due to adjustments in forecasted income estimates and interest accretion expense and are recorded in the Consolidated Statements of Operations and Comprehensive Income. The revised estimates for the three and nine months ended September 30, 2026, reflect a downward adjustment to forecasted MacKellar performance offset by interest accretion.
b) Swap agreement
On May 29, 2024, the Company entered into a swap agreement on its common shares with a financial institution for risk management purposes in relation to its stock-based compensation arrangements. During the three and nine months ended September 30, 2026, the Company recognized an unrealized loss of $1,434 and $2,184, respectively, on this agreement based on the difference between the par value of the shares and the expected price of the Company's shares at contract maturity. The agreement is for 583,725 shares at a par value of $26.73, and an additional 250,000 shares at a par value of $25.10. The agreement matures on May 31, 2027, and September 30, 2027, respectively, with early termination provisions. The TSX closing price of the shares as at September 30, 2026, was $17.14 ($19.76 as at December 31, 2025), resulting in a fair value of $7,586 being recorded to other long-term obligations ($5,402 as at December 31, 2025) on the Consolidated Balance Sheets. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Consolidated Statements of Operations and Comprehensive Income.
c) Risk management
The Company is exposed to liquidity, market and credit risks associated with its financial instruments. The Company will from time to time use various financial instruments to reduce market risk exposures from changes in foreign currency exchange rates and interest rates. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company's operating activities.
The Company is exposed to concentration risk through its revenues which is mitigated by the majority of our customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract. The Company has also mitigated this risk through diversification of its operations, primarily through investments in joint ventures which are accounted for using the equity method and recent Australian acquisitions. Revenues of $92,679 and $308,122 for the three and nine months ended September 30, 2026 ($134,946 and $392,686 for the three and nine months ended September 30, 2025) from our share of these equity investments in joint ventures are not included in revenue reported in the consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2026	F-19	North American Construction Group Ltd.

The following customers accounted for 10% or more of revenue reported in the financial statements:

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
Customer A	20%	30%	22%	26%
Customer B	15%	17%	16%	19%
Customer C	6%	11%	9%	11%
Customer D	9%	12%	7%	10%
Customer A relates to the Heavy Equipment - Australia segment. All remaining significant customers that exceed 10% of revenue in 2026 and 2025 fall under the Heavy Equipment - Canada segment.
Where the Company generates revenue under its subcontracting arrangement with MNALP, the final end customer is represented in the table above.
The Company is largely protected against inflation risk as customer contracts contain terms that require annual price increases. The timing of these increases pose a short-term risk to financial results as cost increases are realized immediately and contractual increases are calculated using public reporting of index values, which lag actual cost increases by one to three months.

Interim Consolidated Financial Statements (Unaudited) September 30, 2026	F-20	North American Construction Group Ltd.

14. Other information
a) Supplemental cash flow information

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
Cash paid during the year for:
Interest	$6,271	$13,497	$49,413	$42,212
Income taxes - Federal	—	24	2,969	3,810
Income taxes - Provincial	61	12	1,968	1,328
Income taxes - Foreign	33	165	6,215	1,300
Cash received during the year for:
Interest	263	152	894	375
Operating subleases included in cash from operations	1,170	170	4,198	512
Income taxes - Foreign	84	—	84	—
Non-cash transactions:
Addition of property, plant and equipment by means of finance leases	8,580	5,845	32,452	50,653
Decrease in contract assets related to financing lease assignments	—	—	(16,564)	—
Increase (decrease) in assets held for sale, offset by property, plant and equipment	5,478	(545)	10,658	(1,913)
Increase in accrued liabilities related to equity investment guarantee of obligations	(9,832)	—	(9,832)	—
Non-cash working capital exclusions:
Net (increase) decrease in accounts payable and accrued liabilities related to loans from affiliates and joint ventures	(2,000)	—	(1,100)	1,966
Net decrease in accrued liabilities related to the current portion of deferred stock unit liability	2,051	—	1,765	—
Net decrease (increase) in accrued liabilities related to taxes payable	254	(624)	254	(1,450)
Net decrease (increase) in accrued liabilities related to dividend payable	34	45	169	(362)
Non-cash working capital inclusions:
Net decrease (increase) in long-term accounts receivable currently classified as other assets	254	—	(3,004)	—
Net decrease (increase) in long-term prepaid expenses currently classified as other assets	29	18	43	(9)
Net (decrease) increase in long-term payroll accrued liabilities currently classified as other long-term obligations	(853)	1,108	174	2,060
Net (decrease) increase in long-term contract liabilities currently classified as other long-term obligations	—	(13,728)	(1,836)	(13,615)
Non-cash working capital transactions related to acquisitions (note 15)
Increase accounts receivable	—	—	31,460	—
Increase in contract assets	—	—	6,305	—
Increase in inventory	—	—	5,085	—
Increase in prepaid expenses	—	—	2,406	—
Increase in accounts payable	—	—	(35,688)	—
Increase in accrued liabilities	—	—	(11,651)	—
Increase in contract liabilities	—	—	(3,521)	—
Non-cash working capital movement from change in foreign exchange rates
Increase in accounts receivable	1,180	1,580	5,779	2,497
Increase (decrease) in contract assets	144	(81)	1,315	49
Increase in inventory	2,632	464	3,917	575
Increase in prepaid expenses	76	89	400	137
Increase in accounts payable	(583)	(146)	(4,538)	(2,572)
Increase in accrued liabilities	(233)	(1,148)	(2,215)	(1,616)
Increase in contract liabilities	(184)	(66)	(1,895)	(66)

Interim Consolidated Financial Statements (Unaudited) September 30, 2026	F-21	North American Construction Group Ltd.

b) Net change in non-cash working capital
The table below represents the cash provided by (used in) non-cash working capital:

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
Operating activities:
Accounts receivable	$19,655	$21,217	$(34,295)	$(7,366)
Contract assets	(12,001)	3,481	(23,277)	(7,984)
Inventories	(4,797)	516	(7,799)	(4,627)
Contract costs	20	—	—	—
Prepaid expenses and deposits	(1,526)	(3,002)	(2,014)	(870)
Accounts payable	14,349	(21,089)	77,325	9,377
Accrued liabilities	(12,139)	15,755	(12,499)	22
Contract liabilities	(8,285)	2,652	(22,629)	7,253
	$(4,724)	$19,530	$(25,188)	$(4,195)
15. Acquisition
On December 18, 2025, the Company entered into a Share Purchase Agreement (the “IMC Purchase Agreement”) to acquire 100% of the voting shares and business of DCL Corp Pty Ltd. and Iron Hire Pty Ltd., together referred to as Iron Mine Contracting (“IMC”), a privately owned Western Australia diversified mining services contractor.
The transaction was completed on April 7, 2026, with total consideration of $68,031, consisting of upfront cash of $42,283, deferred consideration of $12,200 in the form of seller takeback financing payable in seven equal installments from June 30, 2026 to June 30, 2029, and contingent consideration of $13,548 payable through an earn-out structure based on IMC's financial results over eight six-month periods from January 1, 2026 to December 31, 2029, with the final payment due March 31, 2030. Under the IMC Purchase Agreement, the Company is entitled to the economic benefits of IMC’s operations from January 1, 2026, which are reflected in the purchase price allocation. IMC’s financial results for the period from January 1, 2026, through April 6, 2026, are not included in the Company’s consolidated financial statements for the three and nine months ended September 30, 2026.
The acquisition of IMC is a strategic extension of the Company’s client base into the Western Australia market, with a strong commodity market presence including base metals, precious metals and critical and rare earth minerals.

Interim Consolidated Financial Statements (Unaudited) September 30, 2026	F-22	North American Construction Group Ltd.

The following table summarizes the total consideration paid for IMC and the preliminary fair values of the assets acquired and liabilities assumed at the acquisition date. The preliminary fair value estimates were based upon preliminary calculations, valuations, and assumptions that are subject to change as the Company obtains additional information during the measurement period.

April 7, 2026
Cash consideration	$42,283
Earn-out at estimated fair value	13,548
Seller takeback consideration	12,200
Total consideration transferred	$68,031

Equipment financing assumed	52,147
Total purchase price	$120,178

Purchase price allocation to assets acquired and liabilities assumed:
Cash	$4,748
Accounts receivable	31,460
Contract assets	6,305
Inventories	5,085
Prepaid expenses	2,406
Property, plant and equipment	106,397
Operating lease right-of-use asset	2,445
Investments in affiliates and joint ventures	4,771
Intangible assets	10,155
Other assets	539
Accounts payable	(35,688)
Accrued liabilities	(11,651)
Contract liabilities	(3,521)
Operating lease liabilities	(2,410)
Other long-term obligations	(10,766)
Deferred income tax liabilities	(8,905)
Third party equipment financing assumed:
Financing obligations	(52,147)
Total identifiable net assets at fair value	$49,223
Provisional goodwill	$18,808
During the three months ended September 30, 2026, the Company updated the valuation of the earn-out liability, which forms part of the consideration transferred, based on additional information obtained about facts and circumstances that existed as of the acquisition date. This resulted in a $16,574 decrease in the earn-out liability. The related measurement period adjustments also included a decrease of $9,390 in the value of intangible assets, an increase of $5,012 in accrued liabilities, a decrease of $4,062 in deferred income tax liabilities and a decrease of $6,644 of provisional goodwill.
The measurement period adjustments reduced intangible amortization expense by $308, cost of sales related to accrued liabilities of $5,012, and interest expense related to the estimated earn-out liability by $741. These reductions reflect amounts attributable to periods prior to the three months ended September 30, 2026 if the adjustment to provisional amounts had been recognized as of the acquisition date.
Any additional measurement period adjustments will be recognized retrospectively as of the acquisition date, with corresponding adjustments to goodwill where applicable.
The upfront payment for the acquisition was funded through the Company’s existing revolving credit facility. Additionally, NACG has assumed secured equipment financing as part of the transaction in the amount of $52,147 for financing obligations. The Company engaged a third-party specialist to determine the fair value of consideration transferred, assets acquired and liabilities assumed. The fair value of property, plant, and equipment was determined using a combination of cost and market-based approaches.
The fair value of the assets acquired includes $31,460 of accounts receivable, comprised of trade and other receivables. The gross amount of accounts receivable approximates its fair value with no expected uncollectible amounts as of the acquisition date.

Interim Consolidated Financial Statements (Unaudited) September 30, 2026	F-23	North American Construction Group Ltd.

The goodwill is attributable to expanded geographic presence, market access and expected future growth opportunities of the acquired business. The goodwill is recorded within other assets on the Consolidated Balance Sheets and is all within the Heavy Equipment - Australia segment. The goodwill is not deductible for tax purposes.
During the three months ended September 30, 2026, the Company recognized $73,406 of revenue and $3,163 of net income from IMC recorded in the Consolidated Statement of Operations and Comprehensive Income. During the nine months ended September 30, 2026, the Company recognized $158,052 of revenue and $8,277 of net income from IMC recorded in the Consolidated Statement of Operations and Comprehensive Income.
The following unaudited consolidated pro forma information gives effect to the transaction as if it had occurred on January 1, 2025. The unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations of the combined company would have been if the acquisition had occurred on January 1, 2025, nor are they indicative of future results of operations.

	Three months ended		Nine months ended
Pro Forma Unaudited Consolidated Information	September 30,		September 30,
	2026	2025	2026	2025
Revenue	$413,276	$373,691	$1,203,234	$1,131,413
Net (loss) income	(23,502)	17,255	(9,353)	32,215
These pro forma consolidated amounts have been calculated after applying NACG accounting policies and adjusting the results of IMC to reflect the depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment and intangibles had been applied from January 1, 2025, with the consequential tax effects.
During the three and nine months ended September 30, 2026, the Company incurred $872 and $3,826, respectively, of acquisition-related costs ($475 incurred during the three months ended December 31, 2025). These expenses are included in general and administrative expenses on the Consolidated Statement of Operations and Comprehensive Income. To date, the Company has incurred an additional $361 of acquisition-related costs subsequent to September 30, 2026.
16. Comparative figures
Certain comparative figures have been reclassified from statements previously presented to conform to the presentation of the current year.

Interim Consolidated Financial Statements (Unaudited) September 30, 2026	F-24	North American Construction Group Ltd.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Barry Palmer, the Chief Executive Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of North American Construction Group Ltd. (the "issuer") for the interim period ended September 30, 2026.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework ("COSO").
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: The issuer has disclosed in its interim MD&A
A. the fact that the issuer's other certifying officer(s) and I have limited the scope of our design of DC&P and ICFR to exclude controls, policies and procedures of a business that the issuer acquired not more than 365 days before the last day of the period covered by the interim filings; and
B. summary financial information about the business that the issuer acquired that has been consolidated in the issuer's financial statements.
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2026, and ended on September 30, 2026, that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: November 4, 2026

/s/ Barry Palmer
Barry Palmer, Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Jason Veenstra, the Chief Financial Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of North American Construction Group Ltd. (the "issuer") for the interim period ended September 30, 2026.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework ("COSO").
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: The issuer has disclosed in its interim MD&A
A. the fact that the issuer's other certifying officer(s) and I have limited the scope of our design of DC&P and ICFR to exclude controls, policies and procedures of a business that the issuer acquired not more than 365 days before the last day of the period covered by the interim filings; and
B. summary financial information about the business that the issuer acquired that has been consolidated in the issuer's financial statements.
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2026, and ended on September 30, 2026, that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: November 4, 2026

/s/ Jason Veenstra
Jason Veenstra, Chief Financial Officer